UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Senior Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Name and Address.
     The name of the subject company is Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”). The address and telephone number of its principal executive offices are 80 Pine Street, New York, NY, 10005 and (212) 365-2200, respectively.
Securities.
     The title of the class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is Transatlantic’s common stock, par value $1.00 per share (the “Transatlantic Common Shares”), including the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights”) to be issued pursuant to a Rights Agreement, dated as of July 27, 2011, between Transatlantic and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”). As of July 25, 2011, there were 62,488,896 Transatlantic Common Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
Name and Address.
     The name, business address and business telephone number of Transatlantic, which is both the person filing this Statement and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference and qualifies the foregoing in its entirety.
Exchange Offer.
     This Statement relates to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Preliminary Prospectus/Offer to Exchange, dated July 25, 2011 (the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011(as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4 dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer.
     Under the Exchange Offer, Validus has offered to exchange, for each outstanding Transatlantic Common Share that is validly tendered and not properly withdrawn prior to the expiration time of the Exchange Offer, (x) 1.5564 Validus voting common shares, par value $0.175 per share (the “Validus Common Shares”) and (y) $8.00 in cash (less applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in the Exchange Offer. In addition, in the event the transaction is consummated, tendering holders of Transatlantic Common Shares would receive cash in lieu of any fractional Validus Common Share to which such stockholders would be entitled. According to the Offer to Exchange, the Exchange Offer will expire at 5:00 p.m., Eastern time, on Friday, September 30, 2011, unless further extended by Validus. The Schedule TO states that the address and telephone number of Validus’s principal executive offices are 29 Richmond Road, Pembroke, Bermuda HM 08 and (441) 278-9000, respectively.
     The purpose of the Exchange Offer, as stated by Validus, is for Validus to acquire control of, and ultimately the entire equity interest in, Transatlantic. In the Offer to Exchange, Validus states that the Exchange Offer is one part of its plan to acquire all of the issued and outstanding Transatlantic Common Shares. According to the Offer to Exchange, promptly after completion of the Exchange Offer, Validus intends to seek to acquire all the Transatlantic Common Shares of those stockholders who elected not to tender their Transatlantic Common Shares pursuant to the Exchange Offer by effecting a second-step merger (the “Second-Step Merger”). In the Offer to Exchange, Validus states that if it accepts Transatlantic Common Shares for exchange and owns 90% or more of the outstanding Transatlantic Common Shares after the Exchange Offer is completed, the Second-Step Merger can be effected as a

“short form” merger under Delaware law without the consent of any stockholder (other than Validus) and without the approval of the board of directors of Transatlantic (the “Board”). In the Offer to Exchange, Validus states that if it does not acquire at least 90% of the outstanding Transatlantic Common Shares in the Exchange Offer or otherwise, then both Board approval and Transatlantic stockholder approval will be required to effect the Second-Step Merger. In the Offer to Exchange, Validus states that in connection with consummation of the Exchange Offer and the Second-Step Merger, subject to applicable law, Validus currently expects to replace the Board. In the Offer to Exchange, Validus states that the purpose of the Second-Step Merger is for Validus to acquire all outstanding Transatlantic Common Shares that are not acquired in the Exchange Offer on the same terms as in the Exchange Offer.
     The Exchange Offer is conditioned on the following:
•	Transatlantic’s stockholders shall have validly tendered and not withdrawn prior to the expiration time of the Exchange Offer at least that number of Transatlantic Common Shares that, when added to the Transatlantic Common Shares then owned by Validus or any of its subsidiaries, shall constitute a majority of the then-outstanding number of Transatlantic Common Shares on a fully diluted basis;

•	The Transatlantic-Allied World Merger Agreement (defined below) shall have been validly terminated, and Validus shall reasonably believe that Transatlantic has no liability, and Allied World (defined below) shall not have asserted any claim of liability or breach against Transatlantic in connection with the Transatlantic-Allied World Merger Agreement, other than with respect to the possible payment of a maximum of $115 million in the aggregate in termination fees and reimbursement of permitted Allied World expenses thereunder;

•	The Registration Statement shall have become effective under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”), and Validus shall have received all necessary state securities law or “blue sky” authorizations;

•	The Board shall have approved the acquisition of Transatlantic Common Shares pursuant to the Exchange Offer and Second-Step Merger under Section 203 of the Delaware General Corporation Law (the “DGCL”), or Validus shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition;

•	The shareholders of Validus shall have approved the issuance of the Validus Common Shares pursuant to the Exchange Offer and the Second-Step Merger as required under the rules of the New York Stock Exchange (the “NYSE”);

•	The Validus Common Shares to be issued to Transatlantic’s stockholders as a portion of the Exchange Offer consideration in exchange for Transatlantic Common Shares in the Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•	There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation by or before any governmental authority that, in the judgment of Validus, is reasonably expected to, directly or indirectly, restrain or prohibit (or which alleges a violation of law in connection with) the Exchange Offer or is reasonably expected to prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates;

•	Since December 31, 2010, there shall not have been any change, state of facts, circumstance or event that has had, or would be reasonably expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Transatlantic and its subsidiaries, taken as a whole, subject to certain exceptions and limitations;

•	Each of Transatlantic and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer;

•	All amendments or waivers under Validus’s and its subsidiaries’ credit facilities as determined by Validus to be necessary to consummate the Exchange Offer, the Second-Step Merger and the other transactions contemplated by the Offer to Exchange shall have been obtained and be in full force and effect;

•	The New York State Insurance Department shall have approved Validus’s application for acquisition of control of Transatlantic Reinsurance Company and Putnam Reinsurance Company, New York domiciled insurance companies and wholly owned subsidiaries of Transatlantic, pursuant to Section 1506 of the New York Insurance Code and such approval shall be in full force and effect;

•	Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and, if applicable, any agreement with the Federal Trade Commission (the “FTC”), or Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) not to accept Transatlantic Common Shares for exchange in the Exchange Offer, shall have expired or shall have been terminated prior to the expiration time of the Exchange Offer; and

•	Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, other than in connection with the matters set forth in the two immediately preceding clauses, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.
     For a full description of the conditions to the Exchange Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Exchange Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto, which is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as set forth in this Statement or as incorporated by reference herein, to Transatlantic’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Transatlantic or its affiliates and (i) each of Transatlantic’s executive officers, directors or affiliates or (ii) Validus and each of its executive officers, directors or affiliates.
The Transatlantic-Allied World Merger.
     On June 12, 2011, Transatlantic, Allied World Assurance Company Holdings, AG (“Allied World”) and Go Sub, LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Transatlantic-Allied World Merger Agreement”). The Board unanimously adopted the Transatlantic-Allied World Merger Agreement and deemed it advisable and in the best interests of Transatlantic to enter into the Transatlantic-Allied World Merger Agreement and to consummate the merger (the “Transatlantic-Allied World Merger”) and the other transactions contemplated thereby. Subject to stockholder approval and the satisfaction or waiver of the other conditions specified in the Transatlantic-Allied World Merger Agreement, on the closing date of the Transatlantic-Allied World Merger, Merger Sub shall be merged with and into Transatlantic. At the effective time, the separate limited liability company existence of Merger Sub shall cease and Transatlantic shall continue as the surviving corporation. Pursuant to the Transatlantic-Allied World Merger Agreement, Transatlantic’s stockholders (including the stockholders that do not vote in favor of the Transatlantic-Allied World Merger) will, after the effective time, have the right to receive 0.88 validly issued, fully paid and nonassessable registered ordinary shares, par value CHF 15.00 per share (as may be adjusted in connection with the payment of dividends by virtue of a par value reduction, as approved by Allied World’s shareholders at its 2011 Annual General Meeting) of Allied World, together with any cash paid in lieu of fractional shares, in exchange for each Transatlantic Common Share they hold.

Director Compensation.
     For a description of the compensation earned by Transatlantic’s directors, reference is made to pages 11-13 of the definitive proxy statement on Schedule 14A filed on April 8, 2011 (SEC File No. 001-10545) (the “Transatlantic Proxy Statement”), which is filed as an exhibit hereto, incorporated herein by reference and qualifies the foregoing in its entirety.
Executive Compensation.
     For a description of the compensation earned by Transatlantic’s executive officers, reference is made to pages 14-42 of the Transatlantic Proxy Statement, which is filed as an exhibit hereto, incorporated herein by reference and qualifies the foregoing in its entirety.
Executive Retention Arrangements.
     For a description of the form of retention agreement (the “Retention Agreements”) approved by the Board and the board of directors of Allied World that will be offered to certain executives of Transatlantic, reference is made to Annex B hereto, which contains certain disclosure from the joint proxy statement/prospectus on Form S-4 filed by Allied World on July 7, 2011 (SEC File No. 333-175398) (the “Joint Proxy Statement/Prospectus”), which is filed as an exhibit hereto, incorporated herein by reference and qualifies the foregoing in its entirety. Upon execution and delivery of a Retention Agreement, the executive who is a party thereto will benefit from the terms and conditions thereof irrespective of whether the Transatlantic-Allied World Merger, the Exchange Offer and Second-Step Merger with Validus, or neither, is ultimately consummated.
Validus’s Percentage Holdings of Transatlantic.
     According to the Offer to Exchange, Validus owns 200 Transatlantic Common Shares, representing less than 1% of the outstanding Transatlantic Common Shares. According to the Offer to Exchange, these shares were purchased by Validus in a privately negotiated transaction with Joseph E. (Jeff) Cosolino, Validus’s President & Chief Financial Officer.
Exchange Consideration Pursuant to the Exchange Offer.
     If Transatlantic’s directors and executive officers were to tender any Transatlantic Common Shares that they own pursuant to the Exchange Offer, they would receive Validus Common Shares and cash on the same terms and conditions as Transatlantic’s other stockholders. For a description of the beneficial ownership of Transatlantic Common Shares by each person currently serving as a director of Transatlantic and certain executive officers of Transatlantic, reference is made to pages 11-13 and pages 14-42, respectively, of the Transatlantic Proxy Statement, which is filed as an exhibit hereto, incorporated herein by reference and qualifies the foregoing in its entirety.
     The consummation of the Exchange Offer would result in a change in control under Transatlantic’s compensation plans and arrangements. Pursuant to Transatlantic’s equity programs, including outstanding equity awards under Transatlantic’s 2009 Long Term Equity Incentive Plan, Partners Plan and Senior Partners Plan, participants, including Transatlantic’s directors and executive officers, are entitled to certain equity acceleration upon a termination without “cause” or with “good reason,” if applicable, within 24 months of a change in control.
     Validus is subject to the Rights Agreement.
Interests of Transatlantic Directors and Executive Officers in the Transatlantic-Allied World Merger.
     For a description of the interests of Transatlantic’s directors and executive officers in the Transatlantic-Allied World Merger, reference is made to Annex B hereto, which contains certain disclosure from the Joint Proxy Statement/Prospectus, which is filed as an exhibit hereto, incorporated herein by reference and qualifies the foregoing in its entirety.

     As discussed in the Joint Proxy Statement/Prospectus, the Transatlantic-Allied World Merger is not considered a change in control under Transatlantic’s compensation plans or arrangements.
     Allied World is exempt from the Rights Agreement solely in connection with actions taken pursuant to the Transatlantic-Allied World Merger Agreement.
Item 4. The Solicitation or Recommendation.
Recommendation.
     After careful consideration, including a review of the terms and conditions of the Exchange Offer in consultation with Transatlantic’s financial and legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote at a meeting held on July 26, 2011, reaffirmed its recommendation of, and declaration of advisability with respect to, the Transatlantic-Allied World Merger, concluded that the Exchange Offer does not constitute a “Superior Proposal” as defined in the Transatlantic-Allied World Merger Agreement and was not in the best interests of Transatlantic, and recommended that Transatlantic’s stockholders reject the Exchange Offer and not tender their Transatlantic Common Shares pursuant to the Exchange Offer.
     ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT TRANSATLANTIC’S STOCKHOLDERS REJECT THE EXCHANGE OFFER AND NOT TENDER THEIR TRANSATLANTIC COMMON SHARES TO VALIDUS PURSUANT TO THE EXCHANGE OFFER.
     At this time, the Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement.
     If you have tendered your Transatlantic Common Shares, you are encouraged to withdraw them. For assistance in withdrawing your tender of Transatlantic Common Shares, you can contact your broker or Transatlantic’s information agent, Georgeson Inc. (“Georgeson”), at the address, phone number and email address below:
Georgeson Inc.
199 Water Street
New York, NY 10038
(888) 613-9817
(Bankers and brokers please call: (212) 440-9800)
Email: transatlantic@georgeson.com
     Please see “—Reasons for Recommendation” below for further information.
Background of the Offer.
     From 1990, when Transatlantic became a public company, until June 2009, American International Group, Inc. (together with its subsidiaries, “AIG”) owned a controlling interest in outstanding Transatlantic Common Shares. In the second half of 2008, AIG experienced an unprecedented strain on its liquidity. This strain led to a series of transactions with the Federal Reserve Bank of New York and the U.S. Department of the Treasury. On September 29, 2008, AIG, which then owned approximately 59% of outstanding Transatlantic Common Shares, filed an amendment to its Schedule 13D relating to Transatlantic stating, among other things, that “AIG is exploring all strategic alternatives in connection with the potential disposition or other monetization of its . . . interest in [Transatlantic].” A special committee of directors of Transatlantic that were independent of management and of AIG (the “Special Committee”) comprised of Messrs. Richard S. Press, Ian H. Chippendale and John G. Foos was subsequently formed to evaluate proposals received from AIG relating to the possible disposition of, or other transactions involving, AIG’s ownership interest in Transatlantic as well as any related business combination transactions involving outstanding Transatlantic Common Shares. Although several parties initially indicated possible interest in a transaction involving outstanding Transatlantic Common Shares, these initial indications did not proceed past preliminary proposals, execution of confidentiality and standstill agreements and exchanges of non-

public information. On June 10, 2009, AIG disposed of 29,900,000 of Transatlantic Common Shares in a secondary public offering, reducing its ownership in Transatlantic from approximately 59% to approximately 14%. Subsequently, AIG disposed of its remaining 8,500,000 Transatlantic Common Shares in a secondary public offering (in which Transatlantic repurchased 2,000,000 of such shares) on March 15, 2010.
     Since AIG’s June 2009 secondary offering, the Board and Transatlantic senior management have regularly reviewed and assessed strategic alternatives available to enhance stockholder value, including possible business combination transactions. In February 2010, Transatlantic selected Moelis & Company LLC (“Moelis”) to act as its financial advisor in connection with a review of strategic alternatives, based upon, among other things, the fact that Moelis is an internationally recognized investment banking firm that has substantial experience in merger and acquisition transactions. In October 2010, the Board disbanded the Special Committee (since AIG was no longer a significant stockholder of Transatlantic) and established a new strategy committee of the Board (the “Strategy Committee”), comprised of Messrs. Press, Chippendale, Foos and Stephen P. Bradley, each of whom are independent, to oversee Transatlantic’s review of strategic alternatives. From time to time since AIG’s June 2009 offering, at the direction of the Board and the Strategy Committee, Transatlantic’s senior management engaged in preliminary discussions regarding possible business combination transactions with a number of insurance and reinsurance companies, including Validus. Until the negotiations described below, these discussions did not proceed past preliminary proposals, execution of confidentiality and standstill agreements and limited exchanges of non-public information.
     During the period from early February 2011 to June 2, 2011, members of Transatlantic’s management, as well as representatives from Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), Transatlantic’s outside legal counsel, Goldman, Sachs & Co. (“Goldman Sachs”), who Transatlantic had previously engaged to assist with any proposed transaction, Moelis and PricewaterhouseCoopers LLP (“PWC”), Transatlantic’s auditors, engaged in a series of discussions and negotiations with representatives from Allied World regarding a potential transaction, including discussion regarding a possible exchange ratio, due diligence matters, and the terms of an agreement, among other topics.
     On June 2, 2011, Mr. Orlich, the Chief Executive Officer of Transatlantic, received an unsolicited telephone call from Edward J. Noonan, the chief executive officer and Chairman of the Board of Directors of Validus, regarding a possible business combination transaction between Transatlantic and Validus. Subsequently, on June 7, 2011, Validus delivered a letter (the “Validus Indication of Interest Letter”) to Transatlantic expressing an interest in discussing a potential business combination transaction, which letter did not contain any economic or other specific terms for a proposed transaction. Following discussions between the directors, Transatlantic’s management and Transatlantic’s advisors, the Board determined to continue its negotiations with Allied World and to discuss the Validus Indication of Interest Letter at the June 12, 2011 Board special meeting. The full text of the Validus Indication of Interest Letter is set forth below:

June 7, 2011
Confidential/Via Email
Mr. Robert F. Orlich
Transatlantic Holdings, Inc.
Chairman, President and Chief Executive Officer
80 Pine Street
New York, NY 10005

Re:	Validus Holdings, Ltd. (“Validus”) non-binding expression of interest for a business combination with Transatlantic Holdings, Inc. (“Transatlantic”)
Dear Bob:
As I expressed to you in our June 3rd phone conversation, I see a terrific complementary fit between our companies. We are at a unique moment in time in which several of the largest global reinsurers have been adversely affected by weak risk management in the Japan and New Zealand earthquakes, creating the opportunity for a combined Transatlantic-Validus to become one of the top five global reinsurers in a rising rate environment. Validus has established a leading position in the global catastrophe market, and our sophisticated risk management strategies have allowed us to significantly outperform our peers in recent large events.
Transatlantic’s lines of business, geographic presence, strategy and management team are an excellent fit with the lines of business we underwrite in Bermuda and in London. I am confident that a transaction between our companies would substantially benefit all of Transatlantic’s shareholders as well as its employees and clients.
The following provides greater detail concerning my thinking regarding a possible business combination:
1.	Strategic Fit. Validus conducts its worldwide business from Bermuda and at Lloyd’s; segments where Transatlantic currently has limited or incipient operational presence. For the twelve month period ended March 31, 2011, we had gross premiums written of $2.0 billion and at March 31, 2011, our consolidated GAAP capital equaled $3.85 billion. Validus Reinsurance, Ltd. is our Bermuda-based short-tail reinsurance operation. Through a successful launch in 2005, organic growth thereafter and the 2009 acquisition of IPC Holdings, Ltd., Validus Re has $3.24 billion of capital and gross premium income for the twelve month period ended March 31, 2011 of $1.1 billion. Our Lloyd’s of London underwriting activities occur through Talbot Holdings, Ltd. Talbot is one of the largest underwriters at Lloyd’s as measured by 2011 stamp capacity of £560 million and specializes in short-tail lines of insurance such as the marine classes, war, terrorism and energy. For the twelve month period ended March 31, 2011, Talbot underwrote gross premium income of $973.6 million.
While we are justifiably proud of what Validus has accomplished in the more than five years of operation since our formation, we admire Transatlantic’s strong positions in markets we have not chosen to serve. We are currently not present in the United States casualty reinsurance market, nor do we have significant operations in continental Europe or Asia. When juxtaposed against Validus’ current business profile, I believe that this is a rare example of a strong complementary business fit with minimal overlap.
2.	Market Position. Both Transatlantic and Validus are among the leading worldwide reinsurance groups as measured by premium income and shareholders’ funds. In combination, our companies would trail only the large direct European reinsurance groups in capital and premium income and would achieve meaningful separation from the companies many currently consider to be in our peer group. As the level of capital required to support risk will continue to rise globally, size will become an even more important competitive advantage in the reinsurance market. The recent renewals at April and June 1 reinforced this belief as we were able to significantly outperform market rate levels as a result of our size, superior analytics and our ability to structure private transactions at better than market terms, while not increasing our overall risk levels.
3.	Client Reputation. I recently had the opportunity to review the Flaspohler survey of brokers and ceding company clients, and was struck by the exceptional scoring of Transatlantic and Validus by the participants. Each of us in the markets we serve have carved out superb reputations with our respective brokers and ceding companies. These parallel reputations for service, creativity and underwriting consistency, when combined with enhanced capital strength and worldwide scope afford us the opportunity to execute a transaction which would be truly beneficial to our customers.
4.	Relative Market Values. As of June 3, 2011, Validus and Transatlantic carry very similar equity market capitalizations: $3.13 billion for Validus and $2.82 billion for Transatlantic. A combination of our two companies can be structured on a mutually agreed basis as a share swap merger without any of the associated gymnastics or political risk that would be required for Transatlantic to combine with many other Bermuda or international reinsurance companies. After such a transaction, Transatlantic’s U.S. business would continue to operate under the existing U.S. tax regime, but Transatlantic’s significant non-U.S. operations would no longer be subject to U.S. income tax.
5.	Management. Within management, there is a natural division of expertise among our key executives in line with our complementary and non-overlapping businesses. I do not expect that the daily responsibilities of people like Mike Sapnar, Paul Bonny, Conan Ward or Rupert Atkin would change in the immediate aftermath of a business combination.
6.	Rating Agencies. We believe that maintaining Transatlantic’s ratings is essential to any transaction. In light of our excellent standing with the rating agencies, we are confident that the combined company would maintain these rating levels.
7.	Shareholder Value. Validus has established and consistently maintained a premium multiple relative to our peers since our IPO. Our commitment to transparency and shareholder value creation has allowed us to build a long term institutional shareholder base, even as our initial investors have been significantly reducing their ownership in the company. In the past year alone, we have returned almost $1.0 billion to our shareholders through dividends and share repurchases. Even having done so, we continue to carry significant excess capital relative to rating agency requirements.
There are a myriad of other merits to a combination of Transatlantic and Validus; however, I have chosen to focus on a concise set of points for your consideration.
A business combination between Transatlantic and Validus would be immensely powerful and build on the strengths of our respective companies and management teams. Recognizing this, I believe that we should continue our dialogue and to that end I will contact your office to arrange a further discussion. Proceeding toward a merger would require the usual transaction accessories of confidentiality agreements, due diligence lists, data rooms, lawyers and the like. We at Validus are experienced in these areas as I am certain are you, as we both have recent proof that our organizations can complete complex and important corporate transactions. As an initial step, I would like to propose that we meet to discuss what a combined company could look like on a more detailed basis. We will put together our analysis of business, management, etc., and would encourage you to do the same so that we may have a detailed discussion. I am confident that we will find the outcome to be compelling.
We understand and would expect, the need to share this letter with certain key constituencies at Transatlantic (e.g., certain members of your senior management team and members of the Transatlantic Board of Directors). I believe, however, that it is prudent to agree that we keep this letter confidential and to share this letter only with those persons who are informed of and agree to its confidentiality. In addition, please note that nothing contained herein is designed to constitute a proposal or to be binding on either party.
I will be looking forward to our next conversation; as always, please do not hesitate to contact me in the interim. My contact details are below for your convenience.

Ed Noonan	441-278-9011 (office)	ed.noonan@validusholdings.com
441-532-9011 (mobile)
Best regards,
/s/ Edward J. Noonan,
Edward J. Noonan
Chairman and Chief Executive Officer

     On June 12, 2011, the Board met telephonically. Members of Transatlantic’s management, as well as representatives from Gibson Dunn, Goldman Sachs, Moelis and PWC, were present at the meeting. Representatives of Transatlantic’s management and Gibson Dunn provided an overview of further developments relating to the proposed strategic combination transaction with Allied World, including that negotiations regarding the Transatlantic-Allied World Merger Agreement had been substantially finalized and that the Allied World board of directors had unanimously approved the Transatlantic-Allied World Merger Agreement. Representatives of Gibson Dunn then reviewed with the directors the applicable legal standards in the context of considering a strategic combination transaction of the type being proposed and the final terms of the Transatlantic-Allied World Merger Agreement. Representatives from PWC reviewed with the directors the tax implications of the proposed transaction with respect to Transatlantic, its stockholders and the combined company following consummation of the Transatlantic-Allied World Merger. Members of Transatlantic’s management reviewed with the Board the potential benefits of a business combination with Allied World, including the financial and strategic rationale and the potential synergies. Representatives of Transatlantic’s financial advisors then reviewed certain publicly available information regarding Validus and analyses of hypothetical business combination transactions with Validus. The directors and management discussed in detail the Validus Indication of Interest Letter, including (i) the fact that, in the past, preliminary discussions with Validus regarding a possible business combination had never advanced and (ii) that pursuing a transaction with Validus would likely have an adverse effect on Allied World’s willingness to proceed with the proposed transaction on the economic and other terms that had been agreed to. The directors and management also discussed the fact that a business combination with Validus would not deliver the strategic benefits that could be achieved with the Transatlantic-Allied World Merger, including, but not limited to: (i) the higher contribution to revenues and earnings from primary insurance; (ii) a greater focus on specialty insurance and reinsurance markets; (iii) the high probability of the combined company maintaining Transatlantic’s current credit ratings; and (iv) the benefits of Allied World’s domicile as compared to Validus’s. Representatives of Moelis then presented to the Board various financial analyses of the proposed Transatlantic-Allied World Merger. In connection with the deliberation by the Board, Moelis delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 12, 2011, to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the exchange ratio pursuant to the Transatlantic-Allied World Merger Agreement was fair, from a financial point of view, to the holders of Transatlantic Common Shares. Following these discussions, the Board unanimously determined that the Transatlantic-Allied World Merger Agreement and the transactions contemplated by the Transatlantic-Allied World Merger Agreement, including the Transatlantic-Allied World Merger, were advisable and in the best interests of Transatlantic and its stockholders and voted unanimously to approve the Transatlantic-Allied World Merger Agreement.
     Following the board meeting on June 12, 2011, all agreements were finalized and the Transatlantic-Allied World Merger Agreement was then executed by Transatlantic, Allied World and Merger Sub. Later that day, Transatlantic and Allied World issued a joint press release announcing the proposed Transatlantic-Allied World Merger.
     On July 8, 2011, Allied World filed the Joint Proxy Statement/Prospectus on Form S-4 with the SEC.
     On July 12, 2011, Mr. Orlich received an unsolicited telephone call from Mr. Noonan. Mr. Noonan spoke to Mr. Orlich and stated that Validus would be making a proposal to acquire Transatlantic in a merger pursuant to which Transatlantic’s stockholders would receive 1.5564 Validus Common Shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger. Mr. Noonan also noted that Validus preferred to work cooperatively with Transatlantic to complete a consensual transaction, but was prepared to take the Validus offer directly to Transatlantic’s stockholders if necessary.
     Subsequently on July 12, 2011, the Board received an unsolicited proposal letter from Validus to acquire all of the Transatlantic Common Shares (the “Validus Proposal”). Pursuant to the Validus Proposal, Transatlantic’s stockholders would receive 1.5564 Validus Common Shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic (immediately prior to the closing of the merger) for each Transatlantic Common Share they own (the “Transatlantic Dividend”). The Validus Proposal was set forth in a proposal letter, accompanied by a draft merger agreement (the “Validus merger agreement”). The full text of the proposal letter is set forth below:

July 12, 2011
Board of Directors of Transatlantic Holdings, Inc.
  c/o Richard S. Press, Chairman
  c/o Robert F. Orlich, President and Chief Executive Officer
80 Pine Street
New York, New York 10005

Re:	Superior Proposal by Validus Holdings, Ltd. to Transatlantic Holdings, Inc.
Dear Sirs:
On behalf of Validus, I am pleased to submit this proposal to combine the businesses of Validus and Transatlantic through a merger in which Validus would acquire all of the outstanding stock of Transatlantic. Pursuant to our proposal, Transatlantic stockholders would receive 1.5564 Validus voting common shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger for each share of Transatlantic common stock they own. This combination, which is highly compelling from both a strategic and financial perspective, would create superior value for our respective shareholders.
Based on our closing stock price on July 12, 2011, the proposed transaction provides Transatlantic stockholders with total consideration of $55.95 per share of Transatlantic common stock based on the Validus closing price on July 12, 2011, which represents a 27.1% premium to Transatlantic’s closing price on June 10, 2011, the last trading day prior to the announcement of the proposed acquisition of Transatlantic by Allied World Assurance Company Holdings, AG. Our proposal also represents a 12.1% premium over the value of stock consideration to be paid to Transatlantic stockholders as part of the proposed acquisition of Transatlantic by Allied World based on the closing prices of Allied World and Validus shares on July 12, 2011. Additionally, our proposed transaction is structured to be tax-free to Transatlantic stockholders with respect to the Validus voting common shares they receive in the merger. The Allied World acquisition of Transatlantic is a fully-taxable transaction and does not include a cash component to pay taxes. Based on recent public statements by a number of significant Transatlantic stockholders, we believe that Transatlantic stockholders would welcome and support our proposed tax-free transaction, which provides higher value, both currently and in the long-term, to Transatlantic stockholders than Transatlantic’s proposed acquisition by Allied World.
Our Board of Directors and senior management have great respect for Transatlantic and its business. As you know from our previous outreaches to you and past discussions, including our recent conversation on June 3rd and our letter dated June 7th, Validus has been interested in exploring a mutually beneficial business combination with Transatlantic for some time. We continue to believe in the compelling logic of a transaction between Transatlantic and Validus. Each of us has established superb reputations with our respective brokers and ceding companies in the markets we serve. The Flaspöler 2010 Broker Report rated Transatlantic #3 and Validus #7 for “Best Overall” reinsurer and Validus #4 and Transatlantic #7 for “Best Overall — Property Catastrophe.” These parallel reputations for excellent service, creativity and underwriting consistency, when combined with the enhanced capital strength and worldwide scope of a combined Validus and Transatlantic, would afford us the opportunity to execute a transaction that would be mutually beneficial to our respective shareholders and customers, and more attractive than the proposed acquisition of Transatlantic by Allied World.
We believe that our proposal clearly constitutes a “Superior Proposal” under the terms of the proposed Allied World merger agreement for the compelling reasons set forth below:
1.	Superior Value. Our proposal of 1.5564 Validus voting common shares in the merger and $8.00 in cash pursuant to a pre-closing dividend for each share of Transatlantic common stock, which represents total consideration of $55.95 per share of Transatlantic common stock based on the Validus closing price on July 12, 2011, delivers a significantly higher value to Transatlantic stockholders than does the proposed acquisition of Transatlantic by Allied World. As noted above, as of such date, our proposal represents a 27.1% premium to Transatlantic’s closing price on June 10, 2011, the last trading day prior to the announcement of the proposed acquisition of Transatlantic by Allied World, and a 12.1% premium over the value of stock consideration to be paid to Transatlantic stockholders in the proposed acquisition of Transatlantic by Allied World based on the closing prices of Allied World and Transatlantic shares on July 12, 2011. Our proposal also delivers greater certainty of value because it includes a meaningful pre-closing cash dividend payable to Transatlantic stockholders in contrast to the all-stock Allied World offer.
2.	Tax-Free Treatment. In addition to the meaningful premium and cash consideration, the proposed transaction with Validus is structured to be tax-free to Transatlantic stockholders with respect to the Validus voting common shares they receive in the merger (unlike the fully-taxable proposed acquisition of Transatlantic by Allied World).
3.	Relative Ownership. Upon consummation of the proposed transaction, Transatlantic stockholders would own approximately 48% of Validus’ outstanding common shares on a fully-diluted basis.[1]

[1]	Fully diluted shares calculated using treasury stock method.

4.	Superior Currency. Validus’ voting common shares have superior performance and liquidity characteristics compared to Allied World’s stock:

	Validus	Allied World
Total Shareholder Return Since Validus IPO(a)	+55%	+24%
Market Cap as of 6/10/11	$3.0 billion	$2.2 billion
Average Daily Trading Volume (3 month)(b)	$27.6 million	$14.6 million
Average Daily Trading Volume (6 month)(c)	$22.4 million	$13.4 million
Price / As-Reported Diluted Book (Unaffected)(d)	0.97x	0.78x
Price / As-Reported Diluted Book (Current)(d)	0.98x	0.76x
Dividend Yield as of 6/10/11 (Unaffected)	3.3%(e)	2.6%(f)

(a)	Including dividends. Based on the closing prices on June 10, 2011 and July 24, 2007. Source: SNL.

(b)	Three months prior to June 12, 2011, date of announcement of proposed Allied World acquisition of Transatlantic. Source: Bloomberg.

(c)	Six months prior to June 12, 2011, date of announcement of proposed Allied World acquisition of Transatlantic. Source: Bloomberg.

(d)	Based on March 31, 2011 GAAP diluted book value per share. Unaffected price / as-reported diluted book value measured prior to June 12, 2011 announcement of proposed Allied World acquisition of Transatlantic. Current is as of closing prices of Validus and Allied World stock on July 12, 2011.

(e)	Based on $0.25 per share quarterly dividend, as announced May 5, 2011.

(f)	Based on $0.375 per share quarterly dividend, as disclosed in Allied World Form 8-K dated June 15, 2011.

Moreover, Validus has maintained a premium valuation on a diluted book value per share multiple basis relative to its peers over the past two years, including Allied World. Our commitment to transparency and shareholder value creation has allowed us to build a long-term institutional shareholder base, even as our initial investors have reduced their ownership in Validus.
5.	Robust Long-Term Prospects. We believe that a combined Validus and Transatlantic would be a superior company to Allied World following its acquisition of Transatlantic:
•	Strategic Fit:
—	The combination of Validus’ strong positions in Bermuda and London and Transatlantic’s operations in the United States, continental Europe and Asia would produce a rare example of a complementary business fit with minimal overlap.

—	This combination will produce a well-diversified company that will be a global leader in reinsurance.

—	This combination will solidify Validus’ leadership in property catastrophe, with pro forma managed catastrophe premiums of over $1 billion,[2] while remaining within Validus’ historical risk appetite. Validus has significant experience assimilating catastrophe portfolios, most recently its acquisition of IPC Holdings, Ltd. in 2009.

—	Finally, we believe that there is a natural division of expertise among our key executives in line with our complementary businesses.
•	Size and Market Position: This combination would create a geographically diversified company with a top six reinsurance industry position on a pro forma basis,[3] and makes the combined company meaningfully larger than many of the companies considered to be

[2]	Based on property catastrophe gross premiums written for Validus and net premiums written for Transatlantic in 2010. Pro forma for Validus ($572 million), Transatlantic ($431 million) and AlphaCat Re 2011 ($43 million).

[3]	Ranked by 2009 net premiums written and excluding the Lloyd’s market per Standard & Poor’s Global Reinsurance Highlights 2010.

in our mutual peer group. Our merged companies would have gross premiums written over the last twelve months of approximately $6.1 billion as of March 31, 2011.
—	As the level of capital required to support risk will continue to rise globally, we believe that size will become an even more important competitive advantage in the reinsurance market. The recent renewals at June 1 and July 1, 2011 reinforced this belief as Validus was able to significantly outperform market rate levels — which we believe was a result of our size, superior analytics and our ability to structure private transactions at better than market terms, while not increasing our overall risk levels.
•	Significant Structural Flexibility: Given jurisdiction, size and market position benefits, a combined Validus and Transatlantic would have significant structural flexibility, including its ability to optimally deploy capital globally in different jurisdictions, e.g., through targeted growth initiatives and/or capital management.

•	Global, Committed Leader in Reinsurance: Validus has a superior business plan for the combined company that will drive earnings by capturing the best priced segments of the reinsurance market. A combined Validus / Transatlantic would derive a majority of its premiums from short-tail lines and 17% of premiums written from property catastrophe (compared to 10% for Allied World / Transatlantic).[4] Validus believes this business mix allows for optimal cycle management as the attractive pricing in short tail reinsurance will allow the combined company to better position itself for the eventual upturn in long tail lines. Validus also intends to fortify Transatlantic’s reserve position through a planned $500 million pre-tax reserve strengthening.
We have reviewed the Allied World merger agreement and would be prepared to enter into a merger agreement with Transatlantic that includes substantially similar non-price terms and conditions as the Allied World merger agreement. We are also open to discussing an increase to the size of Validus’ Board of Directors to add representation from the Transatlantic Board of Directors. In order to facilitate your review of our proposal, we have delivered to you a draft merger agreement.
Additionally, we expect that the proposed transaction with Validus would be subject to customary closing conditions, including the receipt of domestic and foreign antitrust and insurance regulatory approvals and consents in the United States and other relevant jurisdictions. Based upon discussions with our advisors, we anticipate that all necessary approvals and consents can be completed in a timely manner and will involve no undue delay in comparison to Transatlantic’s proposed acquisition by Allied World.
Validus expects that the pre-closing special dividend would be financed entirely by new indebtedness incurred by Transatlantic. As such, Validus has received a highly confident letter from J.P. Morgan Securities LLC in connection with the arrangement of the full amount of financing required for the Transatlantic pre-closing special dividend.

[4]	Based on gross premiums written for Validus and net premiums written for Transatlantic in 2010.

Validus has completed two large acquisitions since 2007, and has a proven track record of assimilating and enhancing the performance of businesses that it acquires to create additional value for shareholders. As such, we are confident that we will be able to successfully integrate Transatlantic’s and Validus’ businesses in a manner that will quickly maximize the benefits of the transaction for our respective shareholders.
Given the importance of our proposal to our respective shareholders, we feel it appropriate to make this letter public. We believe that our proposal presents a compelling opportunity for both our companies and our respective shareholders, and look forward to the Transatlantic Board of Directors’ response by July 19, 2011. We are confident that, after the Transatlantic Board of Directors has considered our proposal, it will agree that our terms are considerably more attractive to Transatlantic stockholders than the proposed acquisition of Transatlantic by Allied World and that our proposal constitutes, or is reasonably likely to lead to, a “Superior Proposal” under the terms of Transatlantic’s merger agreement with Allied World.
We understand that, after the Transatlantic Board of Directors has made this determination and provided the appropriate notice to Allied World under the merger agreement, it can authorize Transatlantic’s management to enter into discussions with us and provide information to us. We are prepared to immediately enter into a mutually acceptable confidentiality agreement, and we would be pleased to provide Transatlantic with a proposed confidentiality agreement.
We understand that the terms of Transatlantic’s merger agreement with Allied World do not currently permit Transatlantic to terminate the merger agreement in order to accept a “Superior Proposal,” but rather Transatlantic has committed to bring the proposed acquisition of Transatlantic by Allied World to a stockholder vote. We are prepared to communicate the benefits of our proposal as compared to Allied World’s proposed acquisition of Transatlantic directly to Transatlantic stockholders. In addition, while we would prefer to work cooperatively with the Transatlantic Board of Directors to complete a consensual transaction, we are prepared to take our proposal directly to Transatlantic stockholders if necessary.
We have already reviewed Transatlantic’s publicly available information and would welcome the opportunity to review the due diligence information that Transatlantic previously provided to Allied World. We are also prepared to give Transatlantic and its representatives access to Validus’ non-public information for purposes of the Transatlantic Board of Director’s due diligence review of us.
Our Board of Directors has unanimously approved the submission of this proposal. Of course, any definitive transaction between Validus and Transatlantic would be subject to the final approval of our Board of Directors, and the issuance of Validus voting common shares contemplated by our proposal will require the approval of our shareholders. We do not anticipate any difficulty in obtaining the required approvals and are prepared to move forward promptly at an appropriate time to seek these approvals.
This letter does not create or constitute any legally binding obligation by Validus regarding the proposed transaction, and, other than any confidentiality agreement to be entered into with Transatlantic, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Transatlantic and Validus.
We believe that time is of the essence, and we, our financial advisors, Greenhill & Co., LLC and J.P. Morgan Securities LLC, and our legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, are prepared to move forward expeditiously with our proposal to pursue this transaction. We believe that our proposal presents a compelling opportunity for both companies and our respective shareholders, and we look forward to receiving your response by July 19, 2011.
Sincerely,
/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer
Enclosure

     On July 13, 2011, Transatlantic issued a press release announcing that it had received the Validus Proposal and that the Board would carefully consider and evaluate the Validus Proposal in due course and would inform Transatlantic’s stockholders of its position. Transatlantic also advised its stockholders to not take any action at the time and to await the recommendation of the Board.
     On July 14, 2011, the Board met telephonically to discuss the Validus Proposal. Members of Transatlantic’s management, as well as representatives of Gibson Dunn, Goldman Sachs, Moelis and PWC were present at the meeting. At the meeting, the Board asked the representatives of Goldman Sachs to describe any current or recent prior relationships with Validus. During the meeting, representatives of Goldman Sachs disclosed that Goldman Sachs has provided certain investment banking services to Validus and its affiliates from time to time, for which Goldman Sachs’s investment banking division has received compensation, and that funds managed by affiliates of Goldman Sachs currently own less than 7% of the non-voting shares of Validus. Goldman Sachs, in accordance with its internal policies, had confirmed that such services and interests did not present a conflict of interest that would preclude Goldman Sachs from representing the Board in connection with its consideration of the Validus Proposal. Representatives of Gibson Dunn then reviewed with the directors the applicable legal standards in the context of considering the Validus Proposal and the terms of the Transatlantic-Allied World Merger Agreement. Representatives of Gibson Dunn also discussed the principal terms of the draft Validus merger agreement and the material differences from the Transatlantic-Allied World Merger Agreement, including that the draft Validus merger agreement provided for (i) a closing condition that counsel to each of Transatlantic and Validus provide certain tax opinions, (ii) a closing condition that the Transatlantic Dividend be declared and paid and (iii) a financing covenant that Transatlantic use its reasonable best efforts to obtain financing to fund payment of the Transatlantic Dividend. Members of management then discussed with the directors certain operational and financial aspects of the Validus Proposal. Representatives of Goldman Sachs and Moelis then provided the directors with their preliminary analysis regarding certain financial metrics with respect to the Validus Proposal. The Board then discussed the Validus Proposal and requested that its legal and financial advisors continue to evaluate the Validus Proposal so that the directors could be fully informed prior to making any determinations with respect thereto.
     On July 17, 2011, Validus delivered to the Board certain supplemental materials describing, among other things, its view as to the merits of the Validus Proposal. Shortly thereafter, Validus issued a press release and publicly disseminated its supplemental materials.
     On July 18, 2011, the Board met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Goldman Sachs, Moelis and Richards, Layton & Finger, Transatlantic’s Delaware legal counsel. Representatives of Gibson Dunn reviewed with the directors Transatlantic’s obligations pursuant to the Transatlantic-Allied World Merger Agreement and also described the applicable legal standards in connection with the matters being considered by the Board at the meeting. Representatives of Goldman Sachs and Moelis then reviewed with the directors certain preliminary financial analyses of the terms of the Validus Proposal as compared to the terms of the Transatlantic-Allied World Merger Agreement. Following a discussion, the Board determined that the Validus Proposal did not constitute a “Superior Proposal” under the terms of the Transatlantic-Allied World Merger Agreement. The Board further determined that the Validus Proposal was reasonably likely to lead to a “Superior Proposal” and that the failure to enter into discussions regarding the Validus Proposal would result in a breach of its fiduciary duties under applicable law. As a result, the Board determined that Transatlantic should offer to engage in discussions and exchange information with Validus, subject to, in accordance with the Transatlantic-Allied World Merger Agreement, (i) providing Allied World with three business days’ notice of Transatlantic’s intent to furnish information to and enter into discussions with Validus and (ii) obtaining from Validus an executed confidentiality agreement containing terms that are substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. The Board also reaffirmed its recommendation of, and its declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement. Finally, representatives of Gibson Dunn and Goldman Sachs made a presentation to the Board regarding Transatlantic’s profile with respect to unsolicited offers and a stockholder rights plan. The Board then discussed with its advisors the terms, timing and pros and cons of adopting such a rights plan in light of the Validus Proposal. Transatlantic issued a press release announcing its determinations with respect to the Validus Proposal on July 19, 2011.
     On July 20, 2011, Transatlantic disseminated supplemental materials setting forth certain information regarding the Validus Proposal and the Transatlantic-Allied World Merger Agreement.
     Also on July 20, 2011, Validus filed a preliminary proxy statement on Schedule 14A soliciting proxies from Transatlantic’s stockholders to vote against the adoption of the Transatlantic-Allied World Merger Agreement proposal, the adjournment proposal and the golden parachute proposal.
     On July 23, 2011, following the expiration of a three business days’ notice period under the Transatlantic-Allied World Merger Agreement, Transatlantic delivered a draft of a confidentiality agreement with terms (including a standstill) substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World, as required pursuant to the Transatlantic-Allied World Merger Agreement. Later on July 23, 2011, in-house legal counsel to Transatlantic and representatives of Gibson Dunn spoke via telephone to in-house legal counsel to Validus and a representative of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside legal counsel to Validus, to discuss the draft of the confidentiality agreement delivered by Transatlantic earlier that day. On this call, legal counsel to Validus indicated that Validus would not execute a confidentiality agreement with a standstill provision as requested by Transatlantic pursuant to the terms of the Transatlantic-Allied World Merger Agreement. Later that same day, a representative from Skadden delivered to Transatlantic and Gibson Dunn a markup of the draft confidentiality agreement with, among other changes, the standstill deleted. On July 24, 2011, a representative of Gibson Dunn communicated to a representative of Skadden and in-house counsel to Validus that Transatlantic was continuing to review the markup of the confidentiality agreement and expected to respond reasonably soon.
     Subsequently on July 25, 2011, prior to receiving a response from Transatlantic or Gibson Dunn regarding the Validus markup of the confidentiality agreement, Validus sent a letter to the Board informing them that Validus was commencing an exchange offer that morning for all of the outstanding Transatlantic Common Shares for 1.5564 Validus Common Shares and $8.00 in cash per Transatlantic Common Share. The letter also indicated that Validus intended to continue soliciting Transatlantic’s stockholders to vote against the transaction with Allied World. Validus also issued a press release containing the foregoing letter and announcing the commencement of an exchange offer and filed a prospectus/offer to exchange with the SEC. The full text of the foregoing letter is set forth below:

July 25, 2011
Board of Directors of Transatlantic Holdings, Inc.
   c/o Richard S. Press, Chairman
   c/o Robert F. Orlich, President and Chief Executive Officer
80 Pine Street
New York, New York 10005
Dear Messrs. Press and Orlich:
I am writing regarding your letter of July 23, 2011 and the draft confidentiality agreement you provided to us. We have commented on this draft, returned it to Transatlantic and are prepared to execute the confidentiality agreement we returned so that our two companies may commence discussions and exchange information. Our revision to the agreement removes the standstill provisions that you included which would contractually prohibit us from pursuing our Superior Proposal for Transatlantic without Transatlantic Board approval.
In light of the statements in your press release of last Tuesday that the Transatlantic Board determined that the failure to enter into discussions with Validus would result in a breach of its fiduciary duties, I was surprised to learn that you are insisting that we agree to standstill provisions as a precondition to such discussions. Were we to agree to such restrictions, we would be foregoing our right to pursue our Superior Proposal for Transatlantic. In fact, we would be precluded from making any offer for Transatlantic without your express consent, as well as being precluded from encouraging Transatlantic’s stockholders to vote against the proposed inferior Allied World acquisition of Transatlantic. We believe that Transatlantic preconditioning any discussions on our agreement to these restrictive provisions is inconsistent with the Transatlantic Board’s fiduciary duties to its stockholders and is not required by your merger agreement with Allied World. Clearly this is not a condition that we can accept and your position causes us to question whether your overture of last week was genuine.
While we continue to hope that it is possible to reach a consensual transaction with Transatlantic, we do not believe that it is in your stockholders’ best interests to give the Transatlantic Board a veto right over whether our Superior Proposal is made available to them. Accordingly, we are proceeding with our previously announced course to take our Superior Proposal directly to Transatlantic stockholders by commencing an Exchange Offer for all of the outstanding shares of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 in cash per share of Transatlantic common stock and to continue to solicit Transatlantic stockholders to vote against the approval of your sale to Allied World. On behalf of your stockholders, we would encourage you not to take further action against their best interests by attempting to set roadblocks in our path.
We remain open to engaging in discussions with Transatlantic and exchanging information regarding Validus’ Superior Proposal. However, such discussions cannot be constrained by preconditions that eliminate Validus’ ability to pursue our Superior Proposal.
Sincerely,
/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer

     Also on July 25, 2011, Transatlantic issued a press release stating that, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, the Board would carefully review and evaluate the Exchange Offer and advised Transatlantic’s stockholders to take no action pending the review of the Exchange Offer by the Board. The press release also announced that Transatlantic intends to make the position of the Board with respect to the Exchange Offer available to its stockholders in a solicitation/recommendation statement on Schedule 14D-9, to be filed with the SEC. In the press release, Transatlantic stated that its Board reaffirmed its recommendation of, and declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement.
     Also on July 25, 2011, a representative of Allied World’s outside legal counsel, Willkie Farr & Gallagher LLP (“Willkie Farr”) informed a representative of Gibson Dunn that (i) the markup of the Validus confidentiality agreement provided by Skadden did not conform to the provisions of the Transatlantic-Allied World Merger Agreement and (ii) Allied World would not waive any of the provisions in the Transatlantic-Allied World Merger Agreement with respect thereto and reserved all of its rights in all respects should Transatlantic proceed to accept the markup of the confidentiality agreement.
     On July 26, 2011, the Board met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Goldman Sachs and Moelis. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Board at the meeting and then reviewed with the directors the principal terms of the Exchange Offer as set forth in the Offer to Exchange. Representatives of Goldman Sachs and Moelis then reviewed with the directors certain financial analyses with respect to the Exchange Offer as compared to the Transatlantic-Allied World Merger Agreement and also reviewed certain financial metrics with respect to both Validus and Allied World. Following a discussion, the Board unanimously voted to recommend that Transatlantic’s stockholders reject the Exchange Offer and reaffirmed its recommendation of, and declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement. Thereafter, representatives of Gibson Dunn discussed with the Board the principal terms of a stockholder rights plan that Transatlantic could consider adopting. The Board then discussed with its advisors the terms, timing and pros and cons of adopting the stockholder rights plan in light of Validus’s filings with the SEC as they relate to the Validus Proposal, proxy solicitation and Exchange Offer. Representatives of Gibson Dunn then discussed with the Board certain proposed amendments to the Transatlantic bylaws related to the conduct of stockholder meetings. The directors then discussed with representatives of Gibson Dunn the investigation of potential claims against Validus for violations of U.S. securities and other laws in connection with Validus’s Exchange Offer and proxy solicitation. Following a discussion, the Board adopted a stockholder rights plan with a one-year term and beneficial ownership threshold of 10%, approved certain amendments to the Transatlantic bylaws relating to the conduct of stockholder meetings and approved the commencement of litigation, as appropriate, against Validus.
     On July 28, 2011, Transatlantic filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 recommending that Transatlantic’s stockholders reject the Exchange Offer. Also on July 28, 2011, Transatlantic issued a press release relating to the determinations made at the July 26, 2011 meeting of the Board.

Reasons for Recommendation.
          After careful consideration, including a review of the terms and conditions of the Exchange Offer in consultation with Transatlantic’s financial and legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote at a meeting held on July 26, 2011, (i) reaffirmed its recommendation of, and its declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement, (ii) concluded that the Exchange Offer does not constitute a “Superior Proposal” as defined in the Transatlantic-Allied World Merger Agreement and is not in the best interests of Transatlantic and (iii) recommended that Transatlantic’s stockholders reject the Exchange Offer and not tender their Transatlantic Common Shares pursuant to the Exchange Offer. The Board previously announced its determination that the Validus Proposal did not constitute a “Superior Proposal.” The Board, however, also determined that the Validus Proposal is reasonably likely to lead to a Superior Proposal and offered to engage in discussions and exchange information with Validus in a manner consistent with the terms of the Transatlantic-Allied World Merger Agreement.
          In arriving at these conclusions, the Board considered a number of factors relating to the economic terms and value of the Exchange Offer, which are detailed beginning on page 24. In addition, the Board considered that the Exchange Offer is highly conditional, resulting in substantial uncertainty for Transatlantic’s stockholders as to whether it will be completed and, if completed, when and at what cost.
          The conditions in the Exchange Offer, including the requirements that Validus obtain amendments or waivers under its credit facilities, that the Transatlantic-Allied World Merger Agreement is terminated and that Validus obtain the approval of its shareholders (which Validus has taken no affirmative step to secure) create substantial risk that such a transaction can be completed.
          The Board has determined that substantially all of the factors previously identified as reasons why Transatlantic’s stockholders should adopt the Transatlantic-Allied World Merger Agreement remain applicable. The reasons are as follows:
•	the potential that the Transatlantic-Allied World Merger would create a leading, diversified, specialty focused reinsurance and insurance company with a global reach and a local presence in key markets;

•	management’s belief that the Transatlantic-Allied World combined company would have a strengthened balance sheet with $8.5 billion of total capital;

•	although no assurance can be given on the reaction of any independent rating agency, management’s belief that the Transatlantic-Allied World combined company would be able to maintain the financial strength ratings of Transatlantic, especially at Standard & Poor’s (“S&P”), which has significant value to Transatlantic’s business;

•	management’s belief that the combination would diversify risk, which should allow the Transatlantic-Allied World combined company to weather cyclical conditions, reduce volatility of earnings and deliver more stable results under a wider range of market conditions and economic environments while creating a foundation for future growth;

•	the fact that Transatlantic would gain multiple platforms, including European Union-based operating subsidiaries;

•	the Board’s belief, based upon discussions with Transatlantic’s management and after a thorough review of Transatlantic’s strategic alternatives, that the Transatlantic-Allied World Merger would provide greater value to Transatlantic’s stockholders within a shorter timeframe than other potential strategic alternatives available to Transatlantic, including the continued operation of Transatlantic as a standalone company;

•	management’s belief that property catastrophe exposure of the Transatlantic-Allied World combined company would remain below its respective stated tolerances, allowing for future growth;

•	although no assurance can be given that any level of operating and structural synergies would be achieved following the completion of the Transatlantic-Allied World Merger, management’s estimate, consistent with Allied World’s management’s estimate, that the combination of Transatlantic and Allied World would create significant annual synergies on an after tax basis due, in part, to more efficient allocation of capital and cost savings;

•	the fact that, with a Swiss domicile, the Transatlantic-Allied World combined company should have greater capital flexibility;

•	the fact that Transatlantic’s stockholders immediately prior to the Transatlantic-Allied World Merger would hold approximately 58% of the voting power of the Transatlantic-Allied World combined company on a fully diluted basis immediately following completion of the Transatlantic-Allied World Merger;

•	the fixed exchange ratio of 0.88 Allied World shares for each Transatlantic Common Share, which represented a premium of 16% to the closing price of Transatlantic Common Shares, based on the closing price of Allied World shares on June 10, 2011 (the last trading day before public announcement of the Transatlantic-Allied World Merger);

•	the complementary nature of Transatlantic’s and Allied World’s businesses and cultures;

•	the view of the Board that there will be limited integration risk due to the similar cultures of Transatlantic and Allied World with respect to underwriting discipline and risk management, common information technology systems, and limited business overlap;

•	the structure of the transaction as a merger of equals, including the provisions in the Transatlantic-Allied World Merger Agreement that:
•	the Transatlantic-Allied World combined company’s board of directors would initially be comprised of 11 members, six of which would be designated by Transatlantic;

•	the Transatlantic-Allied World combined company’s board committee assignments would be split evenly between designees from the Board and designees from the Allied World board of directors;

•	Mr. Press would initially be the non-executive chairman of the board of directors of the Transatlantic-Allied World combined company;

•	Mr. Sapnar would be appointed as the President and Chief Executive Officer of Global Reinsurance of the Transatlantic-Allied World combined company; and

•	the remaining members of management of the Transatlantic-Allied World combined company would be drawn from the two companies on a fair and equitable basis with a roughly equal number of people coming from each;
•	the expectation of the Board that the integration of the two companies will be completed in a timely and efficient manner with minimal disruption to customers and employees;

•	the fact that the Transatlantic-Allied World combined company would have a highly experienced management team with extensive industry experience in the most significant facets of the insurance and reinsurance industry;

•	the Board’s knowledge of Transatlantic’s business, financial condition, results of operations and prospects as a standalone company, as well as Allied World’s business, financial condition, results of operations and prospects, taking into account the results of Transatlantic’s due diligence review of Allied World;

•	the strong commitment on the part of both parties to complete the Transatlantic-Allied World Merger pursuant to their respective obligations under the terms of the Transatlantic-Allied World Merger Agreement;

•	the fact that the Transatlantic-Allied World Merger Agreement allows the Board to change or withdraw its recommendation regarding the Transatlantic-Allied World Merger proposal if a superior proposal is received from a third party or in response to certain material developments or changes in circumstances, if in either case the Board determines that a failure to change its recommendation would result in a breach of its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances;

•	the Board’s belief, after consultation with its internal and outside legal counsel, that the Transatlantic-Allied World Merger is likely to receive necessary regulatory approvals in a relatively timely manner without material adverse conditions, which increases the likelihood the Transatlantic-Allied World Merger will be consummated; and

•	the financial analyses presented by Moelis to the Board and the opinion of Moelis, delivered orally at the Board’s meeting on June 12, 2011, and subsequently confirmed in writing by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the exchange ratio pursuant to the Transatlantic-Allied World Merger Agreement was fair, from a financial point of view, to the holders of Transatlantic Common Shares.
          In addition, the Board considered the following factors in its evaluation of the Exchange Offer and in support of (i) the Board’s determination that the Exchange Offer does not constitute a “Superior Proposal” under the terms of the Transatlantic-Allied World Merger Agreement and (ii) the Board’s recommendation that Transatlantic’s stockholders reject the Exchange Offer and not tender their Transatlantic Common Shares pursuant to the Exchange Offer:
The Exchange Offer Economically Disadvantages Transatlantic Stockholders
•	The Exchange Offer Does Not Adequately Reflect Transatlantic’s Contributions To The Combined Company. Transatlantic’s aggregate book value at March 31, 2011 was $4,041 million, and Validus’s was $3,315 million. After adjusting for the approximately $500 million of cash consideration offered by Validus, Transatlantic’s adjusted book value of $3,541 million represents approximately 52% of the Transatlantic-Validus combined company’s aggregate book value. By contrast, Validus’s Exchange Offer only gives Transatlantic’s stockholders a 48% ownership in the Transatlantic-Validus combined company.[1]
•	Validus Portrays Its Exchange Offer As A “Book-for-Book” Exchange, But This Is Based On Erroneous Assumptions That Are Not Supported By Diligence. Transatlantic offered Validus the opportunity to conduct mutual due diligence, but Validus chose not to do so. Nonetheless, Validus continues to make unsubstantiated claims that Transatlantic’s reserves need to be increased by $500 million, and has reflected such flawed assumptions in calculating its proposed “book-for-book” exchange ratio, effectively reducing the value offered to Transatlantic stockholders by that amount. Further, the Exchange Offer would penalize the Transatlantic stockholders by the $115

[1]	As of June 30, 2011, Transatlantic’s aggregate book was $4,244 million, and Validus’s was $3,408 million. After adjusting for the approximately $500 million of cash consideration offered by Validus, as of June 30, 2011, Transatlantic’s adjusted book value of $3,744 million represents approximately 52% of the Transatlantic-Validus combined company’s aggregate book value. Source, Transatlantic’s and Validus’s filings with the SEC.

million termination fee that may be payable under the Transatlantic-Allied World Merger Agreement as a result of Validus’s actions. The Board is confident in Transatlantic’s reserves and believes that Validus’s proposed reserve adjustment is intended to benefit Validus’s shareholders at the expense of Transatlantic’s stockholders. The Board further believes that Transatlantic’s stockholders should not bear the cost of any termination fee payable because of Validus’s actions.
Materially Lower Book Value Per Share to Transatlantic Stockholders
•	Significant Dilution In Book Value Per Share. Based on data as of March 31, 2011, the Board, after consulting with its financial advisors, believes that the Exchange Offer would result in an approximately 9% (or $5.59) reduction in book value per Transatlantic Common Share.

•	Greater Dilution Than In The Allied World Merger. By contrast, the Board, after consulting with its financial advisors, believes that, based on March 31, 2011 financial information, the Transatlantic-Allied World Merger would result in $0.88 of dilution to Transatlantic’s stockholders’ book value per share.
Inferior Book Value Per Share Growth And Shareholder Returns Relative to Allied World
•	Lower Book Value Per Share Growth. Allied World has grown its book value per basic share by approximately 20% annualized rate since Q3 2006 through Q1 2011. Over the same period, Validus has grown its book value per basic share by approximately 13% annualized rate.[2]

•	Lower Shareholder Returns. Taking into account stock appreciation and dividends, Allied World’s total return has outperformed Validus’s at various measurement periods:

	Annualized Return to July 25, 2011[1]
				Since	Since
				Respective	Validus / IPC
	1-yr	2-yr	3-yr	IPO[2]	Deal Closed[3]
Allied World	14.4%	15.3%	14.8%	11.8%	11.4%
Validus	13.9	12.1	9.8	8.4	10.0

Source: Bloomberg

(1)	Assumes dividends reinvested in stock.

(2)	Calculated using closing price on first trading day after IPO, July 12, 2006 and July 25, 2007 for Allied World and Validus, respectively.

(3)	Dated September 4, 2009.
We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders
•	The Transatlantic-Allied World Merger Offers Greater Participation In Potential Long Term Value Creation To Transatlantic Stockholders. In the Transatlantic-Allied World Merger, Transatlantic stockholders will participate in approximately 58% of the long term value creation, whereas in the Exchange Offer, Transatlantic stockholders will participate in approximately 48% of the long term value creation.

•	Potential Synergies In The Allied World Merger Are Expected To Be Equal To Or Greater Than Those In The Exchange Offer.
•	Extensive Analysis. With respect to the Transatlantic-Allied World Merger, projected near-term annual synergies of $80 million after-tax are based on extensive analysis and due diligence and reflect conservative assumptions. As part of the synergies analysis, Allied World and Transatlantic conducted granular reviews of cost structure by function, region, department and vendor, in-depth analysis of capital adequacy in aggregate and by jurisdiction, and assessment of interest rates and credit environment.

•	Conservative Analysis. The $80 million after-tax near-term annual synergies estimate does not include potential synergies related to investment portfolio, branch

[2]	According to Allied World’s and Validus’s filings with the SEC.

realignments, revenue enhancements and ceded reinsurance benefits. Validus’s estimates of synergies are based on high-level assumptions and approximations and include potential benefits from investment portfolio optimization and revenue synergies which are not factored in the $80 million after-tax near-term annual synergies estimate in the Allied World Merger.
•	Withholding Tax. Withholding taxes on intercompany dividends from the U.S. to Switzerland (where Allied World is domiciled) are 5% whereas such taxes from the U.S. to Bermuda (where Validus is domiciled) are 30%.
•	The Transatlantic-Allied World Merger Offers Greater Capacity To Expand Property Catastrophe Business Without Materially Altering The Risk Profile. The ratio of Transatlantic’s one-in-250-year event probable maximum loss (“PML”) relative to its shareholders’ equity as of March 31, 2011 was approximately 17%, compared to approximately 15% for Allied World and approximately 32% for Validus.[3] On a pro forma basis, the Transatlantic-Allied World Merger would result in a lower PML to equity ratio compared to the Exchange Offer. This lower ratio would provide greater capacity to expand property catastrophe premiums as market conditions dictate.

•	Allied World Has Achieved Higher Investment Returns And Has A Larger Portfolio of Invested Assets. Allied World demonstrated total net investment return[4] from 2008 through 2010 of approximately 15%, whereas Validus demonstrated total net investment returns during the same period of approximately 10%. According to Validus’s S-4 filed on July 25, 2011, the Transatlantic-Validus combined company would have total investments and cash of $19.3 billion as of March 31, 2011, $2.2 billion lower as compared to the Transatlantic-Allied World Merger based on Allied World’s S-4 filed on July 7, 2011.

•	Transatlantic Stockholders Have Greater Potential For Price To Book Multiple Expansion With The Transatlantic-Allied World Merger. As of July 25, 2011, Allied World’s price to stated basic book value per share (“P/B”) was 0.71x, compared to its average since its IPO and through July 25, 2011 of 0.91x, and Validus traded at a P/B of 0.81x, compared to its average since its IPO and through July 25, 2011 of 0.89x. If both companies’ stocks were to trade in line with their respective historical P/B levels, Transatlantic stockholders could experience greater stock price appreciation in the Transatlantic-Allied World Merger.
Significant Uncertainty With Respect To Ratings Outcome

[3]	As of June 30, 2011, the ratio of one-in-250-year PML to total shareholders’ equity for Validus was approximately 27% based on Q2 2011 Investor Financial Supplement.

[4]	Per Allied World Investor Presentation as of July 25, 2011.

•	Ratings Are A Competitive Advantage. Ratings impact the type and quality of business that can be written by an insurer or reinsurer. An S&P A+ financial strength rating allows an insurer or reinsurer to maximize its scale, brand and market position. With an S&P financial strength rating of A-, Validus has a lower financial strength rating than both Allied World (S&P A / Watch Positive) and Transatlantic (S&P A+). Given the nature of the business written by Transatlantic, an A+ rating from S&P has significant value to Transatlantic.

•	Combination With Allied World Would Maintain Transatlantic’s Ratings. S&P indicated on June 13, 2011 that it would expect to raise the ratings on Allied World by one notch, including financial strength ratings to A+ (in line with Transatlantic) and would reduce the notching differential between the holding company and operating company to two (from three notches for Transatlantic) upon the completion of the Transatlantic-Allied World Merger. The ratings impact from a Validus combination is unclear; however, as of the date of this Statement, S&P has left Transatlantic’s financial strength ratings unchanged at A+ and Validus’s financial strength ratings unchanged at A-. Moody’s has commented that the Exchange Offer “could have positive credit implications for Validus and negative implications for Transatlantic, depending on a number of factors.”[5]

•	Higher Catastrophe Loss Exposure At Validus. Validus has historically tolerated a higher cat exposure than both Transatlantic and Allied World. While this higher cat exposure can generate significant additional premiums, it increases volatility of earnings and capital.

The level of property catastrophe exposure is often expressed through a ratio of one-in-250-year event PML to shareholders’ equity. As of March 31, 2011, the ratio of Transatlantic’s one-in-250 year event PML to shareholders’ equity was approximately 17% for Transatlantic, approximately 15% for Allied World and approximately 32% for Validus.

[5]	Moody Global Credit Watch, July 13, 2011.

On a pro forma basis, the cumulative catastrophe losses for 2008 through Q1 2011, as a percentage of cumulative net premiums earned during the same period, would be 4.7% for the Transatlantic-Validus combined company, as compared to 3.5% for a Transatlantic-Allied World combined company, in each case based on information from SNL Financial, company filings, press releases and other public information.

•	Higher Financial Leverage Limits Financial Flexibility. The $500 million of incremental leverage to fund the cash consideration in the Exchange Offer limits the Transatlantic-Validus combined company’s financial flexibility and exposes it to increased risk entering the peak wind season.

Meaningful Uncertainties Exist In The Exchange Offer
          As a result of Validus’s refusal to sign a standard confidentiality agreement, as required under the terms of the Transatlantic-Allied World Merger Agreement, Transatlantic and Validus have been unable to enter into discussions or share mutual nonpublic confidential information that could eliminate or mitigate some of the following uncertainties:
•	Lack of Due Diligence. Transatlantic has been unable to conduct any due diligence on Validus, which is critical to assess the risk profile of the Transatlantic-Validus combined company. Transatlantic cannot determine without diligence the adequacy of Validus’s reserves and claims exposure, the quality of its investment portfolio and its Solvency II readiness, among other things.

•	Exposure To Peak Wind Season Prior To Closing. Given Validus’s higher level of PMLs relative to either Allied World or Transatlantic, a severe peak wind season could disproportionately impact Validus’s book value per share—thereby impacting Transatlantic’s stockholders if the Exchange Offer were accepted. Without any due diligence, Transatlantic will not have the ability to evaluate Validus’s exposure to a significant wind event that may occur before closing.

•	Validus’s Synergies Are An Estimate And Could Vary Materially. Validus’s estimated synergies are based on high-level assumptions and approximations given that Validus has not had access to Transatlantic’s nonpublic information and has not had discussions with Transatlantic’s management regarding synergy estimates.
High Level Of Conditionality Associated With The Exchange Offer
          The Board considered that the Exchange Offer is highly conditional, resulting in substantial uncertainty for Transatlantic’s stockholders as to whether it will be completed and, if completed, when and at what cost.
          There are many conditions in the Exchange Offer, including requirements that:
•	Validus obtains amendments or waivers under its credit facilities;

•	the Transatlantic-Allied World Merger Agreement is terminated; and

•	Validus obtains the approval of its shareholders (which Validus has taken no affirmative step to secure).
     Each of the foregoing creates substantial risk that, even if Transatlantic pursues a transaction with Validus, such a transaction would not be completed.
Other Considerations
•	The Board believes that the integration of Transatlantic and Validus could be potentially difficult and inefficient, which could lead to significant disruptions with customers and employees.

•	The Board considered the quality and breadth of the Transatlantic franchise which has been built over more than 25 years and has an unparalleled global footprint with multiple industry leading franchises.

•	The Board considered that Transatlantic’s stockholders will retain a majority of the voting power on a fully diluted basis in the Transatlantic-Allied World combined company, but will lose majority if the Exchange Offer is consummated.
          In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered.

Intent to Tender.
     After reasonable inquiry and to the knowledge of Transatlantic, neither Transatlantic nor any executive officer, director, affiliate or subsidiary of Transatlantic currently intends to tender any Transatlantic Common Shares held of record or beneficially owned by such person pursuant to the Exchange Offer.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Transatlantic retained Moelis and Goldman Sachs as its financial advisors in connection with, among other things, the Transatlantic-Allied World Merger.
     Under the terms of Goldman Sachs’s engagement, Transatlantic has agreed to pay Goldman Sachs customary compensation for its financial advisory services in connection with a change in control transaction, including the Transatlantic-Allied World Merger and the Exchange Offer and Second-Step Merger, all of which is contingent upon consummation of the change in control transaction, in an amount that will depend on the aggregate consideration in such transaction. In addition, Transatlantic has agreed to indemnify Goldman Sachs for certain liabilities arising out of the engagement.
     Under the terms of Moelis’s engagement, Transatlantic has agreed to pay Moelis customary compensation for its financial advisory services in connection with a change in control transaction, including the Transatlantic-Allied World Merger and the Exchange Offer and Second-Step Merger, a portion of which was payable in connection with Moelis’s opinion delivered pursuant to the Transatlantic-Allied World Merger and a significant portion of which is contingent upon consummation of the Transatlantic-Allied World Merger. In addition, Transatlantic has agreed to indemnify Moelis for certain liabilities arising out of the engagement. Moelis’s affiliates, employees, officers and partners may at any time own securities of Transatlantic and Allied World.
     Transatlantic also has engaged Georgeson to assist it in connection with communications with its stockholders with respect to the Exchange Offer, to monitor trading activity in the Transatlantic Common Shares, and to identify investors holding large positions of Transatlantic Common Shares in street name. Transatlantic has agreed to pay Georgeson customary compensation for its services and reimbursement of certain expenses in connection with its engagement. Transatlantic also has agreed to indemnify Georgeson for certain liabilities arising out of the engagement.
     Transatlantic also has engaged Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Exchange Offer. Transatlantic has agreed to pay Joele Frank customary compensation for its services and reimbursement of certain expenses in connection with the engagement. Transatlantic has also agreed to indemnify Joele Frank for certain liabilities arising out of the engagement.
     Except as described in this Statement (including in the exhibits to this Statement), or as incorporated herein by reference, neither Transatlantic nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations in connection with the Transatlantic-Allied World Merger or the Exchange Offer.
Item 6. Interest in Securities of the Subject Company.
     Other than set forth below, no transactions in the Transatlantic Common Shares have been effected during the past 60 days by any executive officer, director, affiliate or subsidiary of Transatlantic.

		Number of
		Transatlantic		Price Per
Name/Title	Date	Common Shares	Nature of Transaction	Share
Kenneth Apfel, Executive Vice President	7/19/2011	245	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	$40.77
Kenneth Apfel, Executive Vice President	7/19/2011	245	Disposition of derivative securities	$0.00	(1)
Javier E. Vijil, Executive Vice President	7/19/2011	150	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	$40.77
Javier E. Vijil, Executive Vice President	7/13/2011	442	Acquisition of derivative securities	$0.00	(1)
Javier E. Vijil, Executive Vice President	7/19/2011	150	Disposition of derivative securities	$0.00	(1)
Thomas V. Cholnoky, Senior Vice President	7/19/2011	245	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	$40.77
Thomas V. Cholnoky, Senior Vice President	7/13/2011	480	Acquisition of derivative securities	$0.00	(1)
Thomas V. Cholnoky, Senior Vice President	7/19/2011	245	Disposition of derivative securities	$0.00	(1)

(1)	Acquired pursuant to the 1990 Employee Stock Purchase Plan.
Item 7. Purposes of the Transaction and Plans or Proposals.
     For a description of the Transatlantic-Allied World Merger Agreement, reference is made to “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Transatlantic-Allied World Merger,” which description is incorporated herein by reference.
     Transatlantic routinely maintains contact with other participants in its industry regarding a wide range of business transactions. Subject to its obligations pursuant to the Transatlantic-Allied World Merger Agreement, Transatlantic has not ceased, and does not intend to cease, such activity as a result of the Exchange Offer. Transatlantic’s policy has been, and continues to be, not to disclose the existence of any such discussions with third parties (except as may be required by law), as such disclosure could jeopardize any future negotiations.
     On July 18, 2011 the Board determined that the Validus Proposal did not constitute a “Superior Proposal” under the terms of the Transatlantic-Allied World Merger Agreement. The Board further determined that the Validus Proposal was reasonably likely to lead to a “Superior Proposal,” and the failure to enter into discussions regarding the Validus Proposal would result in a breach of its fiduciary duties under applicable law. As a result, the Board determined that Transatlantic should offer to engage in discussions and exchange information with Validus, subject to providing Allied World with three business days’ notice of its intent to furnish the information to or enter into discussions with Validus and obtaining from Validus an executed confidentiality agreement containing terms that are substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World (an “Acceptable Confidentiality Agreement”), as required by the terms of the Transatlantic-Allied World Merger Agreement. Transatlantic offered to engage in such discussions with Validus and exchange nonpublic information with respect to Transatlantic and its subsidiaries, but as of the date of this Statement Validus has indicated that it is not prepared to enter into an Acceptable Confidentiality Agreement.
     On July 25, 2011, a representative of Willkie Farr informed a representative of Gibson Dunn that (i) the markup of the Validus confidentiality agreement provided by Skadden did not conform to the provisions of the Transatlantic-Allied World Merger Agreement and (ii) Allied World would not waive any of the provisions in the Transatlantic-Allied World Merger Agreement with respect thereto and reserved all of its rights in all respects should Transatlantic proceed to accept the markup of the confidentiality agreement. As required by the terms of the Transatlantic-Allied World Merger Agreement, Transatlantic is providing Allied World with information about the Exchange Offer and discussing with Allied World the Exchange Offer.
     The Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.
     Except as set forth in this Item 7, Transatlantic is not engaged in any negotiations in response to the Exchange Offer that relate to: (i) a tender offer or other acquisition of Transatlantic’s securities by Transatlantic, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Transatlantic or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Transatlantic or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Transatlantic.
Item 8. Additional Information.
Regulatory Issues in Connection with the Exchange Offer.1
     U.S. Antitrust Clearance
     Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The exchange of Transatlantic Common Shares pursuant to the Exchange Offer is subject to such requirements.
     The Offer to Exchange states that pursuant to the requirements of the HSR Act, Validus filed a Notification and Report Form and requested early termination of the HSR Act waiting period with respect to the Exchange Offer and the Second-Step Merger with the Antitrust Division and the FTC on July 18, 2011. The applicable waiting period under the HSR Act for the consummation of the Exchange Offer will expire at 11:59 p.m., Eastern time, on August 17, 2011, the 30th day after Validus filed the required Notification and Report Form, unless earlier terminated. The FTC or the Antitrust Division may extend the initial waiting period by issuing a Request for Additional Information and Documentary

[1]	The information in this “Item 8. Additional Information—Regulatory Issues in Connection with the Exchange Offer” is derived solely from the Offer to Exchange.

Material. In such an event, the statutory waiting period would extend until 30 days after Validus has substantially complied with the Request for Additional Information and Documentary Material, unless it is earlier terminated by the applicable antitrust agency. Thereafter, the waiting period can be extended only by court order or as agreed to by Validus. Transatlantic Common Shares will not be accepted for exchange, or exchanged, pursuant to the Exchange Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act.
     U.S. Insurance Regulatory
     The Offer to Exchange states that the insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that, prior to the acquisition of an insurance company, either through the acquisition of or merger with the insurance company or a holding company of that insurance company, the acquiring company must obtain approval from the insurance commissioner of the insurance company’s state of domicile or, in certain jurisdictions, where such insurance company is commercially domiciled.
     The Offer to Exchange states that Transatlantic owns Transatlantic Reinsurance Company and Putnam Reinsurance Company, New York domiciled insurance companies. Accordingly, before it can acquire indirect control of each of Transatlantic Reinsurance Company and Putnam Reinsurance Company through its acquisition of Transatlantic, Validus will be required to obtain approval for acquisition of control under Section 1506 of the New York Insurance Code.
     Other Regulatory Approvals
     The Offer to Exchange states that the Exchange Offer and the Second-Step Merger will also be subject to review by antitrust, insurance and other authorities in jurisdictions outside the U.S. Validus has filed and is in the process of filing as soon as practicable all applications and notifications determined by Validus to be necessary or advisable under the laws of the respective jurisdictions for the consummation of the Exchange Offer and the Second-Step Merger.
Regulatory Issues in Connection with the Transatlantic-Allied World Merger.
     For a description of regulatory clearances required for the Transatlantic-Allied World Merger, reference is made to Annex B hereto, which contains certain disclosure from the Joint Proxy Statement/Prospectus, which is incorporated herein by reference and qualifies the foregoing in its entirety.
Appraisal Rights in Connection with the Exchange Offer.2
     The Offer to Exchange states that Transatlantic’s stockholders do not have appraisal rights in connection with the Exchange Offer. However, upon consummation of the Second-Step Merger, Transatlantic’s stockholders who have not tendered their Transatlantic Common Shares in the Exchange Offer and who, if a stockholder vote is required, vote against approval of the Second-Step Merger will have rights under Delaware law to dissent from the Second-Step Merger and demand appraisal of their Transatlantic Common Shares. Stockholders at the time of a “short form” merger under Delaware law would also be entitled to exercise dissenters’ rights pursuant to such a “short form” merger. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their Transatlantic Common Shares, as determined by a Delaware court. Because appraisal rights are not available in connection with the Exchange Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Transatlantic Common Shares could be based upon considerations other than or in addition to the consideration paid in the Exchange Offer and the market value of the Transatlantic Common Shares. Holders of Transatlantic Common Shares should recognize that the value so determined could be higher or lower than, or the same as, the consideration per share paid pursuant to the Exchange Offer or the consideration paid in such a merger. Moreover, Validus may argue in an appraisal proceeding that, for purposes of

[2]	The information in this “Item 8. Additional Information—Appraisal Rights in Connection with the Exchange Offer” is derived solely from the Offer to Exchange.

such a proceeding, the fair value of the Transatlantic Common Shares is less than the consideration paid in the Exchange Offer.
No Appraisal Rights in Connection with the Transatlantic-Allied World Merger.
     For a description of appraisal rights pursuant to the DGCL with respect to the Transatlantic-Allied World Merger, reference is made to Annex B hereto, which contains certain disclosure from the Joint Proxy Statement/Prospectus, which is incorporated herein by reference and qualifies the foregoing in its entirety.
Other Law Applicable to the Exchange Offer.3
     Section 203 of the DGCL
     The Offer to Exchange states that the Exchange Offer is subject to the condition that the Board shall have approved the acquisition of Transatlantic Common Shares pursuant to the Exchange Offer and the Second-Step Merger or any other business combination satisfactory to Validus between Transatlantic and Validus (and/or any of Validus’s subsidiaries) pursuant to the requirements of Section 203 of the DGCL, or Validus shall be satisfied that Section 203 does not apply to or otherwise restrict the Exchange Offer, the Second-Step Merger or any such business combination. This condition will be satisfied if (1) prior to the acceptance for exchange of Transatlantic Common Shares pursuant to the Exchange Offer, the Board (x) shall have unconditionally approved the Exchange Offer and the Second-Step Merger or (y) shall have approved each of Validus and its subsidiaries as an “interested stockholder” or (2) there are validly tendered and not withdrawn prior to the expiration date a number of Transatlantic Common Shares that, together with the Transatlantic Common Shares then owned by Validus, would represent at least 85% of the Transatlantic Common Shares outstanding on the date of the Offer to Exchange (excluding for the purpose of determining voting stock outstanding, Transatlantic Common Shares owned by certain employee stock plans and directors who are also officers of Transatlantic).
     The Offer to Exchange states that Section 203, in general, prevents an “interested stockholder” (generally, a stockholder and an affiliate or associate thereof owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time such stockholder became an interested stockholder unless (1) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares of stock owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or subsequent to such time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation (excluding for such purposes voting stock owned by the interested stockholder). Unless at least one of the conditions described above is satisfied, Section 203 of the DGCL would apply to the Second-Step Merger and any other business combination involving Validus or any of its subsidiaries, on the one hand, and Transatlantic, on the other hand. Consequently, Section 203 could significantly delay Validus’s ability to acquire the entire equity interest in Transatlantic.
Litigation Related to the Transatlantic-Allied World Merger.
     For a description of litigation filed with respect to the Transatlantic-Allied World Merger, reference is made to Annex B hereto, which contains certain disclosure from the Joint Proxy Statement/Prospectus, which is incorporated herein by reference and qualifies the foregoing in its entirety.

[3]	The information in this “Item 8. Additional Information—Other Law Applicable to the Exchange Offer” is derived solely from the Offer to Exchange.

Litigation Related to the Exchange Offer.
     On July 28, 2011, Transatlantic filed a lawsuit against Validus in the United States District Court for the District of Delaware, alleging that Validus violated the securities laws by making false and misleading statements to Transatlantic’s stockholders in Validus’s proxy and tender offer materials. The lawsuit seeks to compel Validus to correct its misstatements and omissions made in recent public filings so that Transatlantic’s stockholders can make an informed decision regarding the Exchange Offer.
Rights Agreement.
     Under the terms of the Rights Agreement, Transatlantic will distribute to its stockholders a Right for each Transatlantic Common Share held as of the close of business on August 8, 2011. Each Right is attached to and trades with the associated Transatlantic Common Share. The Rights will become exercisable on the “Distribution Date,” which shall be the earliest of (i) the date on which a person acquires (an “Acquiring Person”) beneficial ownership of 10% or more of the Transatlantic Common Shares (or, in the case of a person who beneficially owned 10% or more of the Transatlantic Common Shares on the date the Rights Agreement was adopted, such person acquires beneficial ownership of additional Transatlantic Common Shares representing 1% of the Transatlantic Common Shares after adoption of the Rights Agreement and while the beneficial owner of 10% or more of the Transatlantic Common Shares then outstanding), (ii) 10 business days after the commencement of a tender offer (or such later date as the Board may determine) that, if consummated, would result in beneficial ownership by a person of 10% or more of the Transatlantic Common Shares, if such tender offer has not commenced as of the date of the Rights Agreement, and upon consummation thereof, such person would be an Acquiring Person and (iii) immediately prior to the acceptance for payment of the Transatlantic Common Shares tendered pursuant to any tender offer commenced by any person prior to, and pending as of, the date of the Rights Agreement. Allied World is exempted as an Acquiring Person solely in connection with actions taken pursuant to the Transatlantic-Allied World Merger Agreement. The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the contents of Exhibit (a)(4) hereto, which is incorporated herein by reference and qualifies the foregoing in its entirety.
Annual and Quarterly Reports.
     For additional information regarding the business and the financial results of Transatlantic, please see Transatlantic’s Annual Report on Form 10-K for the year ended December 31, 2010 and Transatlantic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.
Cautionary Note Regarding Forward-Looking Statements.
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Any forward-looking statements made in this Statement reflect Transatlantic’s current views with respect to future events and financial performance. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the Transatlantic-Allied World Merger Agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the Transatlantic-Allied World Merger Agreement, including receipt of regulatory approvals; risks that the proposed Transatlantic-Allied World Merger Agreement disrupts current plans and operations; risks that the unsolicited Exchange Offer disrupts current plans and operations, including the proposed Transatlantic-Allied World Merger Agreement; the ability to retain key personnel; the ability to recognize the benefits of the proposed Transatlantic-Allied World Merger Agreement; the amount of the costs, fees, expenses and charges related to the proposed Transatlantic-Allied World Merger Agreement and the Exchange Offer; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Annual Report on Form 10-K and other filings with the SEC and in the section entitled “Risk Factors” in the Joint Proxy Statement/Prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Item 9. Exhibits.

Exhibit
No.	Description

(a)(1)	Definitive Proxy Statement on Schedule 14A (SEC File No. 001-10545), dated April 8, 2011 (incorporated herein by reference).

(a)(2)	Joint Proxy Statement/Prospectus, filed by Allied World, on Form S-4 (SEC File No. 333-175398), dated July 7, 2011 (incorporated herein by reference).

(a)(3)
Press Release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated July 28, 2011 (incorporated herein by reference).

(a)(4)	Rights Agreement, filed as Exhibit 4.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated July 28, 2011 (incorporated herein by reference).

(e)(1)
Transatlantic Holdings, Inc. 2008 Non-Employee Directors’ Stock Plan, filed as Exhibit 4(d) to Transatlantic Holdings, Inc.’s Registration Statement on Form S-8 (SEC File No. 333-152095), dated July 1, 2008 (incorporated herein by reference).

(e)(2)	Form of Retention Agreement, filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated July 7, 2011 (incorporated herein by reference).

(e)(3)
Transatlantic Holdings Inc. Executive Severance Plan, filed as Exhibit 10.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated May 29, 2008 (incorporated herein by reference).

(e)(4)
Transatlantic Holdings, Inc. Partners Plan, filed as Exhibit 10.1 to Transatlantic Holdings, Inc.’s Quarterly Report on Form 10-Q (SEC File No. 001-10545), dated November 8, 2006 (incorporated herein by reference).

(e)(5)
Amendment No. 1 to the Transatlantic Holdings, Inc. Partners Plan, filed as Exhibit 10.3 to Transatlantic’s Quarterly Report on Form 10-Q (SEC File No. 001-10545), dated November 7, 2008 (incorporated herein by reference).

(e)(6)
Transatlantic Holdings, Inc. Senior Partners Plan, filed as Exhibit 10.2 to Transatlantic’s Quarterly Report on Form 10-Q (SEC File No. 001-10545), dated November 8, 2006 (incorporated herein by reference).

(e)(7)
Amendment No. 1 to the Transatlantic Holdings, Inc. Senior Partners Plan, filed as Exhibit 10.4 to Transatlantic Holdings, Inc.’s Quarterly Report on Form 10-Q (SEC File No. 001-10545), dated November 7, 2008 (incorporated herein by reference).

Exhibit
No.	Description

(e)(8)
2009 Long Term Equity Incentive Plan, filed as Exhibit 4.5 to Transatlantic Holdings, Inc.’s Registration Statement on Form S-8 (SEC File No. 333-159398), dated May 21, 2009 (incorporated herein by reference).

(e)(9)
Amended Transatlantic Holdings, Inc. 2007 Executive Bonus Plan, filed as Appendix D to Transatlantic Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A (SEC File No. 001-10545), dated April 8, 2010 (incorporated herein by reference).

(e)(10)
Amended Transatlantic Holdings, Inc. 2003 Stock Incentive Plan, filed as Exhibit 4.5 to Transatlantic Holdings, Inc.’s Registration Statement on Form S-8 (SEC File No. 333-135832), dated July 17, 2006 (incorporated herein by reference).

(e)(11)
Amended Transatlantic Holdings, Inc. 2000 Stock Option Plan, filed as Exhibit 4.5 to Transatlantic Holdings, Inc.’s Registration Statement on Form S-8 (SEC File No. 333-135831), dated July 17, 2006 (incorporated herein by reference).

(e)(12)
Transatlantic Holdings, Inc. 2010 U.K. Sharesave Plan, filed as Exhibit 4.4 to Transatlantic Holdings, Inc.’s Registration Statement on Form S-8 (SEC File No. 333-168024), dated July 8, 2010 (incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TRANSATLANTIC HOLDINGS, INC.

By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Senior Vice President and General Counsel

Date: July 28, 2011

Annex A
Conditions to the Exchange Offer4
          According to the Offer to Exchange, Validus’s obligation to consummate the Exchange Offer is subject to the following conditions:
          Minimum Tender Condition
          Transatlantic’s stockholders shall have validly tendered and not withdrawn prior to the expiration time of the Exchange Offer at least that number of Transatlantic Common Shares that, when added to the Transatlantic Common Shares then owned by Validus or any of its subsidiaries, shall constitute a majority of the then-outstanding number of Transatlantic Common Shares on a fully diluted basis.
          Allied World Transaction Condition
          The Transatlantic-Allied World Merger Agreement shall have been validly terminated, and Validus shall reasonably believe that Transatlantic has no liability, and Allied World shall not have asserted any claim of liability or breach against Transatlantic in connection with the Transatlantic-Allied World Merger Agreement, other than with respect to the possible payment of the Allied World termination fee.
          Registration Statement Condition
          The registration statement of which the Offer to Exchange and the accompanying letter of transmittal is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Validus shall have received all necessary state securities law or “blue sky” authorizations.
          Section 203 Condition
          The Board shall have approved the acquisition of Transatlantic Common Shares pursuant to the Exchange Offer and Second-Step Merger under Section 203 of the DGCL, or Validus shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition.
          Shareholder Approval Condition
          The shareholders of Validus shall have approved the issuance of the Validus Common Shares pursuant to the Exchange Offer and the Second-Step Merger as required under the rules of the NYSE.
          NYSE Listing Condition
          The Validus Common Shares to be issued to Transatlantic’s stockholders as a portion of the Exchange Offer consideration in exchange for Transatlantic Common Shares in the Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.
          Pending Litigation Condition
          There shall be no threatened or pending litigation, suit, claim, action, proceeding, hearing or investigation by or before any foreign, supranational, national, state, provincial, municipal or local government, governmental,

[4]	The information is this “Annex A—Conditions to the Exchange Offer” is derived solely from the Offer to Exchange.

regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body: (1) challenging or seeking to, or which, in the judgment of Validus is reasonably expected to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Exchange Offer or the provisions of the Offer to Exchange and the accompanying letter of transmittal or, the acceptance for exchange and exchange of any or all of the Transatlantic Common Shares by Validus or any other affiliate of Validus or the Second-Step Merger; or (2) seeking to, or which in the judgment of Validus is reasonably expected to, prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders.
          No Material Adverse Change Condition
          Since December 31, 2010, there shall not have been any change, state of facts, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Transatlantic and its subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance or event to the extent caused by or resulting from: (1) changes in economic, market, business, regulatory or political conditions generally in the United States or any other jurisdiction in which Transatlantic and its subsidiaries operates or United States or global financial markets; (2) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas in which Transatlantic and its subsidiaries operate; (3) changes, circumstances or events resulting in liabilities under property and casualty insurance and reinsurance agreements to which Transatlantic or any of its subsidiaries is a party, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster; (4) the commencement, occurrence or continuation of any war or armed hostilities; (5) changes in any applicable law, statute, ordinance, common law, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any governmental authority; (6) changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board; (7) any change or announcement of a potential change in Transatlantic’s or any of its subsidiaries’ credit or claims paying rating or A.M. Best rating or the ratings of any of Transatlantic’s or its subsidiaries’ businesses or securities; (8) suspension in trading or a change in the trading prices or volume of Transatlantic Common Shares; or (9) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of the Offer to Exchange, except that (A) in the case of the foregoing clauses (7), (8) and (9), such exceptions shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances or events underlying a failure described in any such clause has resulted in, or contributed to, a material adverse effect on Transatlantic and its subsidiaries taken as a whole and (B) in the case of the foregoing clauses (1), (2), (3) and (4), to the extent those changes, state of facts, circumstances or events have a materially disproportionate effect on Transatlantic and its subsidiaries taken as a whole relative to other similarly situated persons in the property and casualty insurance and reinsurance industry in similar geographic areas to those in which Transatlantic and its subsidiaries operate.
          Conduct of Business Condition
          Each of Transatlantic and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer.
          Credit Facilities Condition
          All amendments or waivers under Validus’s and its subsidiaries’ credit facilities as determined by Validus to be necessary to consummate the Exchange Offer, the Second-Step Merger and the other transactions contemplated by the Offer to Exchange shall have been obtained and be in full force and effect.
          New York State Department of Insurance Condition

          The New York State Insurance Department shall have approved Validus’s application for acquisition of control of Transatlantic Reinsurance Company and Putnam Reinsurance Company, New York domiciled insurance companies and wholly-owned subsidiaries of Transatlantic, pursuant to Section 1506 of the New York Insurance Code and such approval shall be in full force and effect.
          Competition Condition
          Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC or the Antitrust Division not to accept Transatlantic Common Shares for exchange in the Exchange Offer, shall have expired or shall have been terminated prior to the expiration time of the Exchange Offer.
          Other Regulatory Approvals Condition
          Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, other than in connection with the New York State Department of Insurance Condition and the Competition Condition, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.
          Other Conditions
          Additionally, Validus shall not be required to accept for exchange any Transatlantic Common Shares tendered pursuant to the Exchange Offer, shall not be required to make any exchange for Transatlantic Common Shares accepted for exchange, and may extend, terminate or amend the Exchange Offer, if at any time on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer any of the following events or facts shall have occurred:
          (a) there shall be in effect any order or injunction or any action taken, or any law or statute enacted, entered, enforced or deemed applicable to the Exchange Offer, the Second-Step Merger or the other transactions contemplated by the Offer to Exchange by any governmental authority which imposes any term, condition, obligation or restriction upon Validus, Transatlantic or any of their respective subsidiaries that would, individually or the aggregate, reasonably be expected to (1) have a material adverse effect (assuming all references to Transatlantic in the definition of “material adverse effect” were instead references to Validus) on Validus and its subsidiaries (assuming the consummation of the acquisition of Transatlantic Common Shares in the Exchange Offer and the second-step merger) on a consolidated basis after the consummation of the Exchange Offer and the Second-Step Merger or (2) directly or indirectly (i) delay or otherwise restrain, impede or prohibit the Exchange Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders;
          (b) Transatlantic or any of its subsidiaries has (1) permitted the issuance or sale of any shares of any class of share capital or other securities of any subsidiary of Transatlantic (other than Transatlantic Common Shares issued pursuant to, and in accordance with, the terms in effect on the date of the Offer to Exchange of employee stock options, stock units or other similar awards outstanding prior to the date of the Offer to Exchange), (2) declared, paid or proposed to declare or pay any dividend or other distribution (other than any quarterly cash dividends paid in the ordinary course of business consistent with past practice to holders of Transatlantic Common Shares), including in connection with the adoption of a shareholders rights plan (or similar plan) which has not otherwise been terminated or rendered inapplicable to the Exchange Offer and the Second-Step Merger prior to the expiration time of the Exchange Offer, or (3) amended, or authorized or proposed any amendment to, its restated certificate of incorporation or amended and restated by-laws (or other similar constituent documents) or Validus becomes aware that Transatlantic or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its restated certificate of incorporation or amended and restated by-laws (or other similar constituent documents) in a manner that, in the reasonable judgment of Validus, is reasonably likely to, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Exchange Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders;
          (c) Validus or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Transatlantic providing for a merger or other business combination or transaction with or involving Transatlantic or any of its subsidiaries, or the purchase or exchange of securities or assets of Transatlantic or any of its subsidiaries, or Validus and Transatlantic reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Exchange Offer will be terminated;
          (d) Transatlantic or any of its subsidiaries shall have (1) granted to any person proposing a merger or other business combination with or involving Transatlantic or any of its subsidiaries or the purchase or exchange of securities or assets of Transatlantic or any of its subsidiaries any type of option, warrant or right which, in Validus’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Transatlantic Common Shares or other securities, assets or businesses of Transatlantic or any of its subsidiaries), (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange (other than to Allied World, an amount not to exceed the Allied World termination fee), or (3) amended the Transatlantic-Allied World Merger Agreement in any respect that alters Transatlantic’s rights or obligations upon termination of the Transatlantic-Allied World Merger Agreement (other than a reduction of the Allied World termination fee); or
          (e) Transatlantic’s stockholders shall have adopted the Transatlantic-Allied World Merger Agreement or there shall have been a business combination consummated between Transatlantic and Allied World;
which in the reasonable judgment of Validus in any such case, and regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the control of Validus), makes it inadvisable to proceed with the Exchange Offer and/or with acceptance for exchange, or exchange, of Transatlantic Common Shares.
The Offer to Exchange also states that the foregoing conditions are for the sole benefit of Validus and may be asserted by Validus regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the control of Validus) or, other than the conditions described under the subheadings “Registration Statement Condition,” “Shareholder Approval Condition,” “NYSE Listing Condition,” “Competition Condition,” and “New York State Department of Insurance Condition” above, may be waived by Validus in whole or in part at any time and from time to time prior to the expiration time of the Exchange Offer in its discretion. To the extent Validus waives a condition set forth in this section with respect to one tender, the Offer to Exchange states that Validus will waive that condition with respect to all other tenders.

Annex B
Certain Disclosure from the Joint Proxy Statement/Prospectus
Interests of Transatlantic’s Directors and Executive Officers in the Merger
          In considering the recommendation of the Board to vote to adopt the Transatlantic-Allied World Merger Agreement, you should be aware that Transatlantic’s directors and executive officers have financial interests in the merger that may be in addition to, or different from, the interests of Transatlantic’s stockholders generally. The Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and in recommending to you that you approve the merger and the other transactions contemplated by the merger.
          As detailed below under “— Board of Directors and Management Following the Merger,” certain of Transatlantic’s executive officers and members of the Board will continue to serve as officers or directors of the combined company upon completion of the Transatlantic-Allied World Merger. Specifically, Richard S. Press, the current non-executive chairman of the Board, will be the non-executive chairman of the board of directors of the combined company following the Transatlantic-Allied World Merger. Michael C. Sapnar will be appointed to serve as President and Chief Executive Officer of Global Reinsurance of the combined company.
          On June 30, 2011, the Compensation Committee (the “Transatlantic Compensation Committee”) of the Board approved the form of retention agreements (the “Retention Agreements,” and each, a “Retention Agreement”) that will be offered to certain executives of Transatlantic, including Steven S. Skalicky, Paul A. Bonny, and Javier E. Vijil, each a named executive officer of Transatlantic. Each of the Retention Agreements has a term beginning on the date of execution and ending on the earlier of December 31, 2013 or a mutually agreed upon termination date by the executive and Transatlantic. The Retention Agreements will remain effective whether or not the Transatlantic-Allied World Merger closes.
          Each of the Retention Agreements generally provides that until December 31, 2012, the executive’s base salary level, target bonus amount, target fair value of equity awards and other benefits included in the executive’s total compensation will not be reduced below the levels in effect prior to the merger. Each of the Retention Agreements also provides for a grant of restricted stock unit awards (“RSUs”), or in the event that there are not enough share reserves, phantom stock awards (together with the RSUs, the “Retention Grant”), immediately prior to the merger (or at a date chosen by the Transatlantic board of directors in its discretion, if the closing of the merger does not occur), pursuant to Transatlantic’s 2009 Long Term Equity Incentive Plan (but only in the case of the RSUs), consisting of that number of Transatlantic Common Shares equal in value to $1,500,000 for each of Messrs. Skalicky and Vijil and $2,000,000 for Mr. Bonny. The Retention Grant vests 50% on September 30, 2012 and 50% on December 31, 2013. Pursuant to the Retention Agreements, the Retention Grant is generally subject to pro rata vesting upon a termination by Transatlantic without “Cause,” or due to death or “Disability,” or by the executive with “Good Reason,” in each case prior to December 31, 2013. Further, pursuant to the Retention Agreements, all of the outstanding, unvested equity awards held by each of the executives as of the effective date of the Retention Agreements is subject to full vesting upon a termination by Transatlantic without “Cause,” or by the executive with “Good Reason,” in each case prior to December 31, 2013. In consideration for entering into the Retention Agreements, each executive shall provide a limited waiver of the executive’s right to resign for “Good Reason” in connection with the merger as a result of the executive’s new employment position immediately following the merger.
          The Retention Agreements include restrictive covenants similar to those included in Transatlantic’s Executive Severance Plan.
          Treatment of Equity Awards
          Transatlantic directors’ and executive officers’ outstanding stock options to acquire Transatlantic Common Shares will be converted pursuant to the Transatlantic-Allied World Merger Agreement into options to acquire Allied

World shares. Similarly, Transatlantic directors’ and executive officers’ outstanding stock-based awards will be converted into Allied World shares or other compensatory awards denominated in Allied World shares. The equity holdings of Transatlantic directors and executive officers will be treated in the same manner as the equity holdings of all other equity holders.
          Allied World and Transatlantic are engaged in discussions relating to the adjustment of performance goals of all Allied World and Transatlantic stock-based awards that vest based on the achievement of performance criteria in order to appropriately reflect the Transatlantic-Allied World Merger with respect to performance periods that have not ended prior to the Transatlantic-Allied World Merger.
          Golden Parachute Compensation
          As described above, Transatlantic’s named executive officers are parties to Retention Agreements providing for the issuance of certain awards in connection with the Transatlantic-Allied World Merger. Other than as described above regarding such Retention Agreements, the Transatlantic-Allied World Merger is not considered a change in control under any plans or agreements of Transatlantic to which Transatlantic’s named executive officers are a party.
          The following table sets forth the estimated amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Transatlantic could receive in connection with the Transatlantic-Allied World Merger. These amounts assume that the Transatlantic-Allied World Merger is completed on      , 2011 and, where applicable, that the named executive officer is entitled to the full amount for which he or she is eligible pursuant to the terms of the applicable Retention Agreement. Certain of the amounts payable may vary depending on the actual dates on which the Transatlantic-Allied World Merger is completed and the named executive officer terminates employment. As a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.
Golden Parachute Compensation Table

		Cash
	Cash	(Non-		Pension/	Perquisites/	Tax
	(Severance)	Severance)	Equity	NQDC	Benefits	Reimbursement	Other	Total
Name	($)	($)	($)	($)	($)	($)	($)(1)	($)

Robert F. Orlich	—	—	—	—	—	—	—	—
Steven S. Skalicky	—	—	—	—	—	—	1,500,000	1,500,000
Paul A. Bonny	—	—	—	—	—	—	2,000,000	2,000,000
Javier E. Vijil	—	—	—	—	—	—	1,500,000	1,500,000
Michael C. Sapnar	—	—	—	—	—	—	—	—

1.	As noted above, these amounts assume that the named executive officer is entitled to the full amount for which he is eligible under the applicable Retention Agreement. These amounts would also be paid out, on a pro rata basis pursuant to the applicable Retention Agreement upon termination by Transatlantic without “Cause,” or due to death or “Disability” or by the executive with “Good Reason” prior to December 31, 2013, or upon death or disability of the executive prior to December 31, 2013. In consideration for entering into the Retention Agreements, each executive shall provide a limited waiver of the executive’s right to resign for “Good Reason” in connection with the Transatlantic-Allied World Merger.
          Transatlantic Executive Severance Plan. As discussed above, the Transatlantic-Allied World Merger is not considered a change in control under Transatlantic’s compensation plans or arrangements and a reduction in force is not anticipated in connection with the Transatlantic-Allied World Merger, including at the executive level. Whether or not the Transatlantic-Allied World Merger occurs, Transatlantic’s executives are entitled to certain payments in connection with certain terminations of employment. Under the Transatlantic Executive Severance Plan (the “ESP”)

severance protection is provided to senior executives who participate in the Transatlantic Partners or Senior Partners Plan. Upon a termination by Transatlantic without “Cause” (as defined in the ESP) or by the executive for “Good Reason” (as defined in the ESP), in addition to accrued wages and expense reimbursement, eligible employees will be entitled to receive the following each month during the Severance Period (30 months for the CEO and 24 months for the other named executive officers):
•	severance in an amount equal to one-twelfth the sum of: (i) the participant’s annual base salary in the year of termination, (ii) any supplemental or quarterly cash bonus payable to such participant in respect of the year of termination, and (iii) the average of the participant’s annual cash bonus awards earned and paid with respect to the three most recently completed fiscal years;

•	continued vesting of restricted stock units, earned but unvested performance restricted stock units and options as though there had been no termination of employment;

•	continued participation in Transatlantic’s health plan at active employee rates and continued service credit for eligibility and company contribution levels for purposes of the retiree health plan;

•	continued vesting and accrual of additional non-qualified pension credits; and

•	continued life insurance and retiree health plan coverage at active employee rates including continued service credit for eligibility and company contribution levels in such plans.
          Prior to receiving any severance payments, eligible employees will be required to execute a general release of claims that also contains the following restrictions that, except as noted, apply at all times following termination:
•	Each participant is generally prohibited from (i) engaging in, being employed by, rendering services to or acquiring financial interests in any business that is competitive with Transatlantic, (ii) interfering with Transatlantic’s business relationships with customers, suppliers, or consultants, or (iii) soliciting or hiring certain key employees of Transatlantic. These restrictions apply for the earlier of one year after termination or the length of the Severance Period.

•	Each participant must not disclose Transatlantic’s confidential information.
Board of Directors and Management Following the Transatlantic-Allied World Merger
          Immediately following the effective time of the Transatlantic-Allied World Merger, assuming the receipt of the resignation letters of all current directors of Allied World and of shareholder approval for the election of directors as described herein, the board of directors of the combined company will consist of 11 members including (i) four independent Transatlantic directors, (ii) Richard S. Press (the current non-executive chairman of the Transatlantic board of directors), (iii) Michael C. Sapnar (the current Executive Vice President and Chief Operating Officer of Transatlantic), (iv) four independent Allied World directors and (v) Scott A. Carmilani (the current Chairman, President and Chief Executive Officer of Allied World). The 11 members of the board of directors of the combined company will be divided into three classes of directors, as follows:
•	Class II (to hold office commencing upon the completion of the Transatlantic-Allied World Merger and ending upon TransAllied’s Annual Shareholder Meeting in 2012): two former independent Transatlantic directors and a former independent Allied World director;

•	Class III (to hold office commencing upon the completion of the Transatlantic-Allied World Merger and ending upon TransAllied’s Annual Shareholder Meeting in 2013): two former independent Transatlantic directors and two former independent Allied World directors; and

•	Class I (to hold office commencing upon the completion of the Transatlantic-Allied World Merger and ending upon TransAllied’s Annual Shareholder Meeting in 2014): Scott A. Carmilani, Richard S. Press, Michael C. Sapnar, and a former independent Allied World director.

          Immediately following the effective time of the Transatlantic-Allied World Merger, Mr. Carmilani will serve as the President and Chief Executive Officer of the combined company. Mr. Press will be elected as non-executive chairman of the TransAllied board. Effective the first anniversary of the closing date of the Transatlantic-Allied World Merger, Mr. Press will cease to serve as non-executive chairman and shall remain on the TransAllied board as a director until the second anniversary of the closing date of the Transatlantic-Allied World Merger, at which time he has agreed to retire from the TransAllied board (subject to his earlier resignation or retirement). Mr. Sapnar will be appointed to serve as President and Chief Executive Officer of Global Reinsurance of the combined company.
          In connection with the completion of the Transatlantic-Allied World Merger, the current directors of Allied World resign effective as of the effective time of the Transatlantic-Allied World Merger and the director nominees presented for election at the Allied World Shareholder Meeting, if elected by the shareholders, will serve on the board of directors of Allied World following the effective time of the Transatlantic-Allied World Merger. The foregoing director elections and officer appointments are conditioned upon completion of the Transatlantic-Allied World Merger. In the event that the Transatlantic-Allied World Merger is not completed, the foregoing director elections and officer appointments will not take effect.
          Pursuant to the terms of the Transatlantic-Allied World Merger Agreement and conditioned upon completion of the Transatlantic-Allied World Merger, (i) in connection with the TransAllied Annual Shareholder Meeting in 2012, the TransAllied board shall propose to increase the size of the TransAllied board by one member and shall nominate for election at such meeting, a new director to fill the resulting vacancy, who shall become the non-executive chairman of the TransAllied board effective as of the first anniversary of the closing of the Transatlantic-Allied World Merger; (ii) such person nominated for election at such meeting shall (A) have been approved by the TransAllied board, (B) have been recommended by the nominating and corporate governance committee of the TransAllied board, (C) have substantial insurance industry expertise, and (D) not have been a member of the Board or the Allied World board of directors immediately prior to the date of the merger agreement; and (iii) TransAllied shall duly call, give notice of, convene and hold its Annual Shareholder Meeting in 2012 no later than June 30, 2012.
          Upon completion of the Transatlantic-Allied World Merger, the TransAllied board will have six board committees: the Audit Committee, the Compensation Committee, the Enterprise Risk Committee, the Executive Committee, the Investment Committee and the Nominating & Corporate Governance Committee.
•	For a period of one year from the closing date of the Transatlantic-Allied World Merger, the Executive Committee is to be comprised of Mr. Carmilani, one former independent Allied World director and two former independent Transatlantic directors, and to be chaired by Mr. Carmilani;

•	For a period of one year from the closing date of the Transatlantic-Allied World Merger, each of the Investment Committee and Nominating & Corporate Governance Committee are to be comprised of two former independent Allied World directors and two former independent Transatlantic directors, and to be chaired by one of the former independent Allied World directors; and

•	For a period of one year from the closing date of the Transatlantic-Allied World Merger, each of the Audit Committee, Compensation Committee and Enterprise Risk Committee are to be comprised of two former independent Allied World directors and two former independent Transatlantic directors, and chaired by one of the former independent Transatlantic directors.
          Upon completion of the Transatlantic-Allied World Merger, the combined company’s corporate headquarters and related corporate functions will be located in Zug, Switzerland.
          The appointments of Messrs. Carmilani, Press and Sapnar, the provisions regarding the selection of a replacement non-executive chairman, and the board committee composition, will be reflected in the Trans-Allied organizational regulations, which will only become effective at the completion of the Transatlantic-Allied World Merger, and, for a period of one year following the closing date, any resolution to revise, modify or delete such provisions will require a majority of at least eight of the votes cast.

Regulatory Clearances Required for the Merger
          Under the HSR Act, Allied World and Transatlantic must file notifications with the FTC and the Antitrust Division and observe a mandatory pre-merger waiting period before completing the Transatlantic-Allied World Merger. The parties filed the required notifications with the FTC and Antitrust Division on July 1, 2011 and early termination of the waiting period was granted effective July 11, 2011.
          Premerger notifications must also be filed by Allied World and Transatlantic with the appropriate competition regulators in the United Kingdom, Germany, Italy and Turkey pursuant to their respective laws which are designed or intended to regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. They must also observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents, in certain of these jurisdictions, before completing the merger. The Italian notification was made on July 1, 2011, and the German notification was made on July 26, 2011. Notifications in the United Kingdom and Turkey will be made as promptly as practicable.
          In addition to those filings required by the HSR Act and other antitrust laws, certain insurance regulatory filings will also be required to consummate the Transatlantic-Allied World Merger. State insurance laws in the United States generally require that, prior to the acquisition of any insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile, and the parties have and will make the required filings in accordance with such laws. In addition, applications or notifications have been or will be filed with various insurance regulatory authorities outside of the United States in connection with the changes in control that may be deemed to occur as a result of the transaction.
          Allied World and Transatlantic cannot assure you that the Antitrust Division, FTC or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the merger before or after it is completed. Any such challenge to the Transatlantic-Allied World Merger could result in a court order enjoining the Transatlantic-Allied World Merger or in restrictions or conditions that would have a material adverse effect on the combined company if the Transatlantic-Allied World Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the Transatlantic-Allied World Merger Agreement, each of Allied World and Transatlantic is required to commit to any divestitures or similar arrangements with respect to its assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the merger. No additional shareholder approval is expected to be required or sought for any decision by Allied World and Transatlantic after the Allied World Special Shareholder Meeting and the Transatlantic Special Shareholder Meeting to agree to any terms and conditions necessary to resolve any regulatory objections to the Transatlantic-Allied World Merger.
No Appraisal Rights
          Holders of Transatlantic common stock who dissent to the Transatlantic-Allied World Merger will not have rights to an appraisal of the fair value of their shares. Under the General Corporation Law of the State of Delaware, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Transatlantic Common Shares are listed on the NYSE, and Transatlantic’s stockholders will receive Allied World shares, which are listed on the NYSE, and cash in lieu of fractional shares. Holders of Allied World shares have no appraisal rights under Swiss law because the Transatlantic-Allied World Merger does not qualify as a statutory merger pursuant to the provisions of the Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Merger Act”).
Litigation Related to the Transatlantic-Allied World Merger
          In connection with the Transatlantic-Allied World Merger, five putative stockholder class action lawsuits have been filed against Transatlantic, Allied World, and the members of the Board challenging the Transatlantic-

Allied World Merger: Ivers v. Transatlantic Holdings, Inc., et al. (filed June 17, 2011 in the Court of Chancery of the State of Delaware), Clark v. Transatlantic Holdings, Inc., et al. (filed June 17, 2011 in the Supreme Court of the State of New York, County of New York and amended on June 22, 2011), Sutton v. Transatlantic Holdings, Inc., et al. (filed June 17, 2011 in the Supreme Court of the State of New York, County of New York), Jaroslawicz v. Transatlantic Holdings, Inc., et al. (filed June 21, 2011 in the Supreme Court of the State of New York, County of New York) and Kramer v. Transatlantic Holdings, Inc., et al. (filed June 30, 2011 in the Court of Chancery of the State of Delaware) (collectively, the “Lawsuits”). Each of the Lawsuits has been filed against Transatlantic, the members of the Board, and Allied World. In addition, other than the Jaroslawicz action, each of the Lawsuits names as a defendant GO Sub, LLC. Further, the Sutton action also names Thomas R. Tizzio, a former director of Transatlantic, as a defendant. Plaintiffs in each Lawsuit assert that the members of the Board breached their fiduciary duties and that Allied World and/or its subsidiaries aided and abetted the alleged breaches of fiduciary duties. In addition, in the Clark action, plaintiffs allege that Transatlantic aided and abetted its directors’ alleged breaches of fiduciary duty. The Lawsuits seek, among other relief, to enjoin the Transatlantic-Allied World Merger.
          On June 29-30, 2011, the defendants moved to dismiss or stay the three actions pending in New York — the Clark, Sutton, and Jaroslawicz actions —on the grounds that the Ivers and Kramer actions are parallel proceedings pending in the Delaware Court of Chancery seeking the same relief as the three New York actions.
          Transatlantic, Allied World and their respective directors believe these lawsuits are without merit and intend to defend them vigorously.